Registered Pursuant to Rule 424(b)(4)
Registration No. 333-132682

PROSPECTUS

2,400,000 Shares

Common Stock

We are offering 2,400,000 shares of our common stock, par value $1.00 per share. The public offering price is $19.50 per share.

Our common stock is currently quoted and traded on the American Stock Exchange under the symbol “NBY.” The last reported sales price of our common stock on the American Stock Exchange on May 3, 2006 was $20.50 per share.

Investing in our common stock involves risks. Please see “ Risk Factors” beginning on page 11 to read about factors you should consider before you make your investment decision.

	Per Share	Total
Public offering price	$19.50	$46,800,000
Underwriting discount	1.17	2,808,000
Proceeds to us, before expenses	18.33	43,992,000

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory agency has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposit accounts or other obligations of our banking subsidiary and are not insured or guaranteed by the Federal Deposit Insurance Corporation, or any other governmental agency.

We have granted the underwriters an option to purchase up to 360,000 additional shares of our common stock to cover over-allotments, if any. The underwriters may exercise this option at any time within 30 days of the offering.

The underwriters expect to deliver the shares to purchasers on or about May 9, 2006 subject to customary closing conditions.

Keefe, Bruyette & Woods

SunTrust Robinson Humphrey

The date of this prospectus is May 3, 2006

KENTUCKY
TENNESSEE
MISSISSIPPI
ALABAMA
GEORGIA
SOUTH CAROLINA
NORTH
VA
FLORIDA
of Mexico
Paducah
Poplar Bluff
Nashville
Knoxville
Winston-Salem
Memphis
Forrest City
Lawrenceburg
Chattanooga
Charlotte
Fayette
Huntsville
Blairsville
Cleveland
Jasper
Columbus
Starkville
Birmingham
Atlanta
Columbia
Augusta
Tuscaloosa
Macon
Columbus
Jackson
Montgomery
Laurel
Troy
Savannah
Waycross
Brunswick
Thomasville
Mobile
Crestview
Tallahassee
Jacksonville
New Orleans
Orlando
Tampa
Sarasota
Naples
81
40
55
75
85
78
19
26
95
20
65
59
10

NBY Bank Facility (30)

Seasons Bank Facility (2)

SunCoast Bank Facility (3)

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. See “Incorporation of Certain Documents by Reference.” We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. We are not, and the underwriters are not, making an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus. Unless otherwise indicated, all information in this prospectus assumes that the underwriters will not exercise their option to purchase additional shares of our common stock to cover over-allotments.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

In this prospectus we rely on and refer to information and statistics regarding the banking industry and the banking markets in Tennessee, Alabama, Mississippi, Georgia and Florida. We obtained this market data from independent publications or other publicly available information. Although we believe these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

As used in this prospectus the terms “we,” “us” and “our” refer to NBC Capital Corporation and its subsidiaries on a consolidated basis (unless the context indicates another meaning). Additionally, unless the context indicates another meaning, the terms “our bank,” “Bank” or “Cadence” refers to our wholly owned subsidiary, Cadence Bank, N.A.

SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated herein by reference. This summary does not contain all of the information you should consider in making your investment decision. Before making an investment decision, we urge you to read the entire prospectus carefully and our consolidated financial statements and the related notes and other information appearing elsewhere or incorporated by reference in this prospectus, including the information set forth in the section entitled “Risk Factors” in this prospectus.

Our Company

We are a financial holding company, organized under the laws of the State of Mississippi and headquartered in Starkville, Mississippi. Our operations are primarily conducted through our wholly owned subsidiary Cadence Bank, N.A. (“Cadence” or the “Bank”) and its 30 full service bank facilities located in Mississippi, Alabama and Tennessee. The map on the inside front cover of this prospectus provides further detail about our locations. Through Cadence, we offer a range of lending services, including real estate, commercial and consumer loans, to individuals, small- and medium-sized businesses and other organizations located throughout our markets. We complement our lending operations with an array of retail and commercial deposit products and fee-based services to support our clients. Some of these services are provided by two of Cadence’s wholly owned subsidiaries—Galloway-Chandler-McKinney Insurance Agency, Inc. and NBC Insurance Services of Alabama, Inc. Cadence’s third subsidiary, NBC Service Corporation, also has a wholly owned subsidiary named Commerce National Insurance Company.

Our Bank was first established in 1889 and we reorganized as a bank holding company in 1984. Our current management team has been substantially in place since 1997. From December 31, 2001 to December 31, 2005 we expanded our operations through a combination of internal growth, de novo branch expansion and acquisitions. Specifically, we have:

•	increased our total consolidated assets from $1.05 billion to $1.45 billion;

•	increased our total consolidated deposits from $810.7 million to $1.12 billion;

•	increased our total consolidated net loans from $608.0 million to $851.3 million;

•	acquired Enterprise Bancshares, Inc. (“Enterprise”), the parent company of Enterprise National Bank (“ENB”), in Tennessee in March 2004, opened a de novo branch in Hoover, Alabama in October 2005, and opened a de novo branch in Williamson County, Tennessee in March 2006.

For the twelve months ended December 31, 2005, we earned $1.68 per diluted share, an increase of 12.0%, over the diluted earnings per share for the same period in 2004. Our annualized return on average shareholders’ equity for the twelve months ended December 31, 2005 was 11.8% and our return on average total assets for the same period was 1.0%.

Additional information about us is included in this prospectus and in documents incorporated by reference in this prospectus. See “Business,” “Where to Find More Information” and “Incorporation of Certain Documents by Reference.”

Market Areas and Growth Strategy

Cadence is the largest commercial bank domiciled in the north central area of Mississippi known as the Golden Triangle, which is comprised of the cities of Starkville, Columbus and West Point. In Mississippi, we have a total of 20 full service banking facilities and an operations center serving the communities of Aberdeen,

Amory, Brooksville, Columbus, Hamilton, Maben, New Hope, Philadelphia, West Point and Starkville. This area extends into six Mississippi counties with a radius of approximately 65 miles from our home office in Starkville. We also serve the Tuscaloosa and Hoover, Alabama areas with six full service banking facilities, and the Memphis, Germantown and Nashville, Tennessee areas with four full service facilities.

Our traditional markets in Mississippi are not growing as rapidly as other markets in the Southeast. As a result, our board of directors made a strategic decision in 2002 to expand into markets with more attractive demographic data. Our acquisition of Enterprise in 2004 represented our first opportunity to move into a new and faster growing market through an acquisition. Since closing the acquisition in March 2004, we have grown the Enterprise loan portfolio from $214.7 million to $290.5 million as of December 31, 2005, which is an increase of approximately 35%. Given our successful integration of Enterprise and the subsequent growth in its loan portfolio, we believe we have the management team in place to execute our long-term strategy.

We have expanded into new markets as opportunities have arisen that fit within our strategic plan of growing our operations through acquisitions and de novo bank facilities. Currently, we have several expansion initiatives underway because opportunities that are attractive to us have recently arisen. In October 2005, we opened a de novo branch in Hoover, Alabama (part of the Birmingham-Hoover metropolitan statistical area, or “MSA”). In March 2006, we also opened a de novo branch in Williamson County, Tennessee (part of the Nashville-Davidson-Murfreesboro MSA). More recently, in March 2006, we entered into Agreements and Plans of Merger with SunCoast Bancorp., Inc. (“SunCoast”) and Seasons Bancshares, Inc. (“Seasons”), which will provide Cadence an entry point into Sarasota, Florida and Blairsville, Georgia, respectively, pending approval of the SunCoast and the Seasons shareholders, respectively, regulatory approval and the satisfaction of customary closing conditions. The following table sets forth the current population growth and the projected population growth from 2005 to 2010 for the markets we have entered into since 2004 and intend to enter into with our pending acquisitions and de novo branches.

Previous Market Expansion	Current Population	2005 – 2010 Projected Population Growth
Birmingham-Hoover, AL (MSA)	1,087,703	4.01%
Memphis, TN-MS-AR (MSA)	1,285,063	7.01
Nashville-Davidson-Murfreesboro, TN (MSA)	1,444,066	10.38

Pending Market Expansion	Current Population	2005 – 2010 Projected Population Growth
Fannin, GA (County)*	23,969	16.14%
Union, GA (County)*	19,880	13.49
Sarasota-Bradenton-Venice, FL (MSA)**	668,667	13.24

*	Markets served by pending acquisition of Seasons
**	Markets served by pending acquisition of SunCoast

Note: The information in the above table is based on data from SNL Financial LC as of July 1, 2005.

We intend to continue our expansion in higher growth markets through internal growth and by filling in our footprint with de novo branches. During 2006, we expect to open a total of four new locations, with two new locations in the Memphis MSA, one location in the Birmingham-Hoover MSA and the location in the Nashville-Davidson-Murfreesboro MSA, which we opened in March 2006.

Along with our market expansion strategy as discussed above, we intend to grow our business, increase profitability and build shareholder value by focusing on the following objectives:

•	Emphasize Relationship Banking. We believe customers still want to do business with a community bank. We emphasize to our employees the importance of delivering exemplary customer service and seeking opportunities to build further relationships with our customers. Our goal is to compete by relying on the strength of our customer service and relationship banking approach. Additionally, our ability to respond rapidly to customers’ needs helps us solidify relationships and build customer loyalty.

•	Pursue Select Bank Acquisitions and Strategic De Novo Branch Expansion. We are focused on expansion opportunities in markets with favorable growth characteristics and in which we have identified experienced bankers to help execute our strategy. Since 2004, we have successfully integrated Enterprise in our Memphis market, and entered the Nashville, Tennessee market. In addition, we intend to enter the market areas of Sarasota, Florida and Blairsville, Georgia and to expand our presence in Birmingham, Alabama and Memphis, Tennessee. We believe we are transitioning into a stronger and more profitable franchise by moving into these new markets.

•	Increase Core Profitability. We believe as we grow our franchise we will be able to take advantage of the economies of scale typically enjoyed by larger financial institutions. We believe investments we have made in our branch network and technology infrastructure are sufficient to support a much larger organization, and therefore believe increases in our expense base going forward should be lower than our proportional increases in assets and revenue. We also expect an increase in non-interest income as we expand our offering of fee-based services to our entire market area. We believe the effect of these trends going forward should improve our profitability over time.

•	Continue Disciplined Execution. Our disciplined underwriting and credit administration and monitoring process is critical to our success. Our ratio of non-performing assets to total assets improved from 0.67% as of December 31, 2001 to 0.53% as of December 31, 2005 and our net charge-offs to average loans improved from 0.74% for the year ended December 31, 2001 to 0.46% for the year ended December 31, 2005.

•	Create and Leverage a Distinct Identity in Our Markets. The new Cadence brand is part of an overall marketing and business strategy. On October 11, 2005, the Bank changed its name to Cadence Bank, N.A., primarily to allow us to operate under a single bank structure and expand into growth markets. On November 10, 2005, we merged ENB into Cadence, providing our customers with a seamless branch system in Alabama, Mississippi and Tennessee. At our annual shareholders’ meeting later this year, we plan to ask shareholders to change our corporate name to Cadence Financial Corporation. The change will align our corporate name with that of the Bank and further leverage the brand recognition being created in our markets. We expect to create both operational efficiencies through the reorganization and consolidation of financial and reporting functions of ENB and Cadence, and marketing efficiencies through the name change by having one uniform marketing effort and brand.

Recent Developments

On April 13, 2006, we reported our results of operations as of and for the quarter ended March 31, 2006. As reported, our net income for the first quarter of 2006 was $3.3 million, a decrease of $0.4 million from our net income of $3.7 million for the first quarter of 2005. Diluted earnings per share were $0.40 for the first quarter of 2006 compared to $0.46 for the first quarter of 2005 and includes costs related to our de novo branches in Birmingham and Nashville. Our net interest income for the first quarter of 2006 was $11.7 million, an increase of 5.0% over the $11.2 million net interest income for the first quarter of 2005. As of March 31, 2006, our total assets were $1.47 billion compared to total assets of $1.39 billion as of March 31, 2005. Our total loans, excluding the allowance for loan losses, grew by $59.4 million to $862.2 million at March 31, 2006, and our total deposits grew by $77.7 million to $1.14 billion during the same time period, with balanced growth across both non-interest bearing and interest bearing deposit categories.

On March 21, 2006, we entered into an Agreement and Plan of Merger with Seasons. Seasons currently operates two bank facilities in North Georgia and as of December 31, 2005 had consolidated assets of approximately $75.8 million, loans of approximately $64.5 million, deposits of approximately $63.9 million, and shareholders’ equity of approximately $7.1 million. Seasons’ shareholders will receive $22.0 million with 55.0% of the consideration in the form of our common stock and the remainder in cash. The consummation of this transaction is subject to various closing conditions, including regulatory approval and approval of the Seasons shareholders.

Our board of directors declared a dividend of $0.25 per share to shareholders of record as of March 17, 2006, and it was paid on April 3, 2006.

On March 16, 2006, we entered into an Agreement and Plan of Merger with SunCoast. SunCoast currently operates three bank facilities in the Sarasota-Bradenton-Venice MSA and as of December 31, 2005 had consolidated assets of approximately $131.9 million, loans of approximately $114.2 million, deposits of approximately $116.8 million, and shareholders’ equity of approximately $14.7 million. SunCoast’s shareholders will receive approximately $34.8 million with 55.0% of the consideration in the form of our common stock and the remainder in cash. Option holders will receive the difference between the cash election price and the option price of their options, or an aggregate of approximately $1.0 million. The consummation of this transaction is subject to various closing conditions, including regulatory approval and approval of the SunCoast shareholders.

Our completion of the acquisitions of SunCoast and Seasons are not contingent on the success of this offering. Additionally, the completion of these acquisitions is not certain, and we may or may not be able to consummate the transactions.

For a more detailed discussion of our company, business and these acquisitions, please see the section entitled “Business” in this prospectus.

Corporate Information

Our corporate headquarters are located at NBC Plaza, 301 East Main Street, Starkville, Mississippi 39759, and our telephone number at that address is (662) 343-1341. We also maintain a website at http://www.cadencebanking.com. Information on the website is not incorporated by reference and is not a part of this prospectus.

THE OFFERING

Common Stock offered	2,400,000 shares (2,760,000 shares if the underwriters exercise their over-allotment option in full)

Common stock outstanding after the offering(1)(2)	10,586,724 shares (10,946,724 shares if the underwriters exercise their over-allotment option in full)

Net Proceeds

The net proceeds of this offering to us will be approximately $43.7 million (after deducting underwriting discounts and commissions and the offering expenses payable by us and at the public offering price of $19.50 per share. The amount of net proceeds will be approximately $50.3 million if the underwriters exercise their over-allotment option.

Use of proceeds

We intend to use the net proceeds from this offering to finance the cash portion of the acquisitions of SunCoast and Seasons and their subsidiary banks. In addition, we intend to use the proceeds from this offering for general corporate purposes, including, among other things, to support our Bank’s internal growth and capital needs.

Dividends

Historically, we have paid quarterly cash dividends. In each of the first two quarters in 2005 we declared a dividend of $0.24 per share, and in each of the last two quarters of 2005 we declared a dividend of $0.25 per share, or $0.98 per share on an annualized basis. We intend to continue paying dividends, but the payment of dividends in the future will depend upon a number of factors. We cannot give you any assurance that we will continue to pay dividends or that the amount of future dividends will not be reduced.

The American Stock Exchange symbol	NBY

(1)	The number of shares outstanding after this offering is based on 8,186,724 shares outstanding as of March 31, 2006 and excludes a total of 361,250 shares issuable under outstanding options granted under our stock option plans as of March 31, 2006, at an average exercise price of $23.13 per share.
(2)	The number of shares outstanding after this offering also does not include any shares to be issued in connection with the pending acquisitions of SunCoast and Seasons, which we expect to close during the third and fourth quarters of 2006, respectively.

Unless expressly stated or the context otherwise requires, all information in this prospectus assumes that the underwriters’ over-allotment option will not be exercised. For more information regarding the over-allotment option, see the “Underwriting” section beginning on page 37 of this prospectus.

Risk Factors

Prior to making an investment decision, you should consider all of the information set forth in this prospectus or incorporated by reference herein and should evaluate the statements set forth in “Risk Factors” beginning on page 11.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table sets forth summary historical consolidated financial data from our consolidated financial statements and should be read in conjunction with our consolidated financial statements including the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus or incorporated by reference in this prospectus. Except for the data under “Selected Financial Ratios,” “Selected Performance Ratios,” “Asset Quality Ratios” and “Capital Ratios,” the summary historical consolidated financial data as of December 31, 2005, 2004, 2003, 2002 and 2001, and for the five years ended December 31, 2005 is derived from our audited consolidated financial statements and related notes, which were audited by T.E. Lott & Company, an independent registered public accounting firm. The financial information presented in the table below is not necessarily indicative of the financial condition, results of operations or cash flows of any other period.

	At and for the Years Ended December 31,
	2005	2004	2003	2002	2001
	(Dollars in thousands, except per share data)
Summary of Operations:
Total interest income	$73,184	$62,384	$51,577	$60,051	$70,770
Total interest expense	27,970	21,186	17,881	22,876	36,001

Net Interest income	45,214	41,198	33,696	37,175	34,769
Provision for loan losses	2,128	3,522	2,770	2,790	1,720
Net interest income after provision for loan losses	43,086	37,676	30,926	34,385	33,049
Securities gains, net	159	223	1,376	457	459
Other noninterest income	19,776	19,884	19,269	17,589	16,007
Noninterest expense	44,745	41,727	33,554	33,418	32,116

Income before income taxes	18,276	16,056	18,017	19,013	17,399
Income taxes	4,522	3,757	4,492	4,792	4,261

Net income	$13,754	$12,299	$13,525	$14,221	$13,138

Per Share Data:(1)
Net income—basic	$1.68	$1.51	$1.65	$1.73	$1.54
Net income—diluted	1.68	1.50	1.65	1.73	1.54
Dividends	0.98	0.96	0.92	0.87	0.82
Book value	14.31	14.06	13.60	13.57	12.48
Tangible book value	9.46	9.08	13.23	13.22	12.13

	At and for the Years Ended December 31,
	2005	2004	2003	2002	2001
	(Dollars in thousands)
Financial Condition Data:
Total assets	$1,446,117	$1,439,573	$1,093,223	$1,077,456	$1,050,802
Net loans	851,332	817,649	582,933	570,296	607,976
Total deposits	1,121,684	1,116,373	815,839	817,447	810,703
Total shareholders’ equity	116,984	114,766	111,102	111,107	102,927
Tangible shareholders’ equity	77,330	74,107	108,249	108,254	100,070

Selected Financial Ratios:
Net interest margin(2)	3.55%	3.37%	3.42%	3.80%	3.59%

Selected Performance Ratios:
Return on average assets	1.0%	1.0%	1.3%	1.3%	1.3%
Return on average equity	11.8	11.0	12.2	13.3	12.5
Return on average tangible equity	18.0	13.7	12.5	13.7	12.9
Dividend payout ratio	58.3	63.6	55.8	50.3	53.2
Average equity to average asset ratio	8.2	8.7	10.4	10.1	9.8
Efficiency ratio(3)	68.7	68.1	61.7	60.5	62.7

Asset Quality Ratios(4):
Ratio of nonperforming assets to total assets	0.53%	0.62%	0.42%	0.54%	0.67%
Ratio of nonperforming loans to total loans	0.30	0.55	0.55	0.74	0.74
Ratio of allowance for loan losses to nonperforming loans	3.61%	2.39%	1.91%	1.41%	1.48%
Ratio of allowance for loan losses to total loans	1.08	1.32	1.05	1.05	1.10

Capital Ratios:
Tier 1 leverage ratio(5)	8.7%	8.2%	13.3%	9.9%	9.7%
Tier 1 risk-based capital	12.5	12.2	21.6	16.5	15.0
Total risk-based capital	13.4	13.4	22.6	17.4	16.0

(1)	Amounts have been restated to reflect the effect of our four-for-three stock split effected in 2002.
(2)	Net interest margin is net interest income divided by average earning assets.
(3)	Efficiency ratio is noninterest expense divided by the sum of net interest income and noninterest income (excluding taxes and the provision for loan losses).
(4)	Nonperforming loans include loans 90 or more days past due, nonaccrual loans and restructured loans.
(5)	Tier 1 leverage ratio is defined as Tier 1 capital (pursuant to risk-based capital guidelines) as a percentage of adjusted average assets.

GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures

Certain financial information included in our summary consolidated financial data are not measures of financial performance recognized by accounting principles generally accepted within the United States, or GAAP. These non-GAAP financial measures are “tangible book value per share,” “tangible shareholders’ equity,” and “return on average tangible equity.” Our management uses these non-GAAP measures in its analysis of our performance.

•	“Tangible book value per share” is defined as total equity reduced by recorded goodwill and other intangible assets divided by total common shares outstanding. This measure is important to investors interested in changes from period-to-period in book value per share exclusive of changes in intangible assets. Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing total book value while not increasing the tangible assets of a company. For companies such as ours that have engaged in business combinations, purchase accounting can result in the recording of significant amounts of goodwill related to such transactions.

•	“Tangible shareholders’ equity” is shareholders’ equity less goodwill and other intangible assets.

•	“Return on average tangible equity” is defined as annualized earnings for the period divided by average equity reduced by average goodwill and other intangible assets.

These disclosures should not be viewed as a substitute for results determined in accordance with GAAP, and are not necessarily comparable to non-GAAP performance measures which may be presented by other companies. The following reconciliation table provides a more detailed analysis of these non-GAAP performance measures:

	At and for the Years Ended December 31,
	2005	2004	2003	2002	2001
Book value per common share	$14.31	$14.06	$13.58	$13.57	$12.48
Effect of intangible assets per share	$(4.85)	$(4.98)	$(0.35)	$(0.35)	$(0.35)
Tangible book value per share	$9.46	$9.08	$13.23	$13.22	$12.13
Return on average equity	11.8%	11.0%	12.2%	13.3%	12.5%
Effect of intangible assets	6.2%	2.7%	0.3%	0.4%	0.4%
Return on average tangible equity	18.0%	13.7%	12.5%	13.7%	12.9%

SUMMARY PRO FORMA CONSOLIDATED FINANCIAL DATA

The summary pro forma financial information set forth below gives effect to the following transactions as if they had occurred on January 1, 2005 in the case of the consolidated statements of income data, and December 31, 2005 in the case of consolidated balance sheet data:

•	the sale of 2.4 million shares of common stock in this offering; and

•	our acquisitions of SunCoast and Seasons, individually and on a combined basis.

The pro forma financial information does not purport to be indicative of the operating results or financial position that would have actually occurred or existed if the transactions had occurred on the dates indicated, nor is it indicative of our future operating results or our financial position. The pro forma adjustments are based on the information and assumptions available at the date of this prospectus. This pro forma information does not include any cost savings or revenue enhancements that may be achieved or realized as a result of the SunCoast and Seasons acquisitions.

	For the Year Ended December 31, 2005
	NBC Capital(8)	Equity Adjustments (1)(9)(10)	SunCoast (10)(11)	SunCoast Adjustments		Seasons (10)(12)	Seasons Adjustments		Combined (10)(13)
	(Amounts in thousands, except per share data)
Consolidated Statements of Income Data:
Interest income	$73,184	$—	$7,036	$75	(2)	$4,413	$21	(2)	$84,729
Interest expense	27,970	—	2,741	—		1,767	—		32,478

Net interest income	45,214	—	4,295	75		2,646	21		52,251
Provision for loan losses	2,128	—	330	—		396	—		2,854
Net interest income after provision for loan losses	43,086	—	3,965	75		2,250	21		49,397
Noninterest income	19,935	—	107	—		153	—		20,195
Noninterest expenses	44,745	—	2,595	319	(3)	2,557	153	(3)	50,369
Income tax expense	4,522	—	561	(93	)(4)	(59)	(50	)(4)	4,881

Net income	$13,754	$—	$916	$(151)		$(95)	$(82)		$14,342

Per Common Share:
Book value per share at year end	$14.31	$—	$1.27	$0.38		$0.64	$0.44		$15.76
Basic earnings per share	1.68	—	0.08	(0.01)		(0.01)	(0.01)		1.18
Diluted earnings per share	1.68	—	0.08	(0.01)		(0.01)	(0.01)		1.18
Average shares outstanding—basic	8,166	2,400	10,566	982	(5)	11,548	621	(5)	12,169
Average shares outstanding—diluted	8,182	2,400	10,582	982	(5)	11,564	621	(5)	12,185

	As of the Year Ended December 31, 2005
	NBC Capital(8)	Equity Adjustments (1)(9)(10)	SunCoast (10)(11)	SunCoast Adjustments		Seasons (10)(12)	Seasons Adjustments		Combined (10)(13)
	(Amounts in thousands)
Consolidated Balance Sheet Data:
Total assets	$1,446,117	$43,692	$131,924	$5,592	(14)	$75,758	$5,541	(14)	$1,708,624
Investment securities	442,440	—	10,223	—		6,510	—		459,173
Loans	860,644	—	114,171	(113	)(15)	64,494	—		1,039,196
Intangibles	39,654	—	—	22,350	(6)	—	15,441	(6)	77,445
Allowance for loan losses	(9,312)	—	(1,194)	—		(900)	—		(11,406)
Deposits	1,121,684	—	116,835	—		63,892	—		1,302,411
Federal Home Loan Bank advances	95,481	—	—	—		4,400	—		99,881
Other borrowed funds	60,912	—	—	—		—	—		60,912
Long-term debentures	37,114	—	—	—		—	—		37,114
Shareholders’ equity	116,984	43,692	14,701	4,448	(7)	7,141	4,959	(7)	191,925

(footnotes on following page)

(1)	We estimate that our net proceeds from the sale of 2,400,000 shares in this offering, after deducting underwriting discounts and other estimated offering expenses will be approximately $43.7 million (based on an assumed offering size of $46.8 million and excluding any proceeds from the exercise of the underwriters’ over-allotment option, if exercised.) Adjustments to record interest income to be earned on net proceeds of the offering will be recorded as incurred and are not reflected in the calculations of pro forma income.
(2)	To reflect the accretion of fair market value adjustments to the target’s loan and securities portfolios.
(3)	To record amortization expense associated with the recognition of the core deposit intangible. The amortization expense is recognized on an accelerated basis over an estimated useful life of 7 years.
(4)	Reflects the tax impacts associated with the accretion of fair market value adjustments referred to in footnote 2 and amortization expense referred to in footnote 3 assuming a 38.25% tax rate.
(5)	Reflects the shares issued as consideration to target shareholders, assuming the public offering price of $19.50 per share.
(6)	To record the estimated core deposit intangible and goodwill.
(7)	Reflects the issuance of common equity consideration to target shareholders.
(8)	Reflects 8,173,711 shares outstanding as of December 31, 2005.
(9)	As adjusted, 10,574,000 shares outstanding after the completion of this offering. If the underwriters’ over-allotment option is exercised in full, common stock, additional paid-in capital and total shareholders’ equity would be $12.4 million, $101.3 million and $167.3 million, respectively.
(10)	Before issuance of up to 360,000 shares of common stock pursuant to the underwriters’ over-allotment option.
(11)	As adjusted, represents 11,556,000 shares outstanding following the completion of this offering, and the issuance, based upon the public offering price of $19.50 per share, of 982,000 shares in connection with the completion of the acquisition of SunCoast.
(12)	As adjusted, represents 11,195,000 shares outstanding following the completion of this offering, and the issuance, based upon the public offering price of $19.50 per share, of 621,000 shares in connection with the acquisition of Seasons.
(13)	As adjusted, represents 12,177,000 shares outstanding following the completion of this offering, and the issuance, based upon the public offering price of $19.50 per share, of an aggregate of 1,603,000 shares in connection with the acquisitions of SunCoast and Seasons.
(14)	Reflects estimated fair value adjustments net of cash paid.
(15)	Adjustments to reduce loans to estimated fair value.

RISK FACTORS

An investment in shares of our common stock involves risks. You should carefully consider the risks described below in conjunction with the other information in this prospectus and information incorporated by reference in this prospectus, including our consolidated financial statements and related notes, before investing in our common stock. If any of the following risks or other risks that have not been identified or that we may believe are immaterial or unlikely, actually occur, our business, financial condition and results of operations could be harmed. This could cause the price of our stock to decline, and you may lose part or all of your investment. This prospectus contains forward-looking statements that involve risks and uncertainties, including statements about our future plans, objectives, intentions and expectations. Past results are not a reliable indicator of future results and historical trends should not be used to anticipate results or trends in future periods. Many factors, including those described below, could cause actual results to differ materially from those discussed in forward-looking statements.

Risks Related to Our Business

We may face risks with respect to future expansion.

From time to time we intend to engage in additional de novo branch expansion as well as the acquisition of other financial institutions or parts of those institutions, including our pending acquisitions of Seasons and SunCoast. Acquisitions and mergers involve a number of risks, including:

•	the time and costs associated with identifying and evaluating potential acquisition and merger partners;

•	inaccuracies in the estimates and judgments used to evaluate credit, operations, management and market risks with respect to the target institution;

•	the time and costs of evaluating new markets, hiring experienced local management and opening new bank locations, and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;

•	our ability to finance an acquisition and possible dilution to our existing shareholders;

•	the diversion of our management’s attention to the negotiation of a transaction, and the integration of the operations and personnel of the combining businesses;

•	the incurrence of an impairment of goodwill associated with an acquisition and adverse effects on our results of operations;

•	entry into new markets where we lack experience;

•	the disruption of our respective merging businesses or possible inconsistencies in standards, internal controls, procedures and policies; and

•	the risk of loss of key employees and customers.

We may incur substantial costs to expand, and we can give no assurance such expansion will result in the level of profits we seek. There can be no assurance that integration efforts for any future mergers or acquisitions will be successful. Also, we intend to issue common stock in connection with our acquisitions of Seasons and SunCoast, which will cause ownership and economic dilution to our current shareholders and to investors purchasing common stock in this offering.

Our business strategy includes the continuation of growth plans, and our financial condition and results of operations could be negatively affected if we fail to manage our growth effectively.

We expect to use proceeds from this offering to finance the acquisitions of SunCoast and Seasons. We intend to continue to pursue a growth strategy for our business. Our ability to grow successfully will depend on a variety of factors, including the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market areas and our ability to manage our growth. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in significant growth stages of development. We may not be able to expand our market presence in our existing markets or enter new markets successfully, and such expansion could adversely affect our results of operations. Failure to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition or results of operations, and could adversely affect our ability to successfully implement our business strategy. Also, if our growth occurs more slowly than anticipated or declines, our operating results could be materially adversely affected.

Competition in the banking industry is intense and may adversely affect our profitability.

We currently conduct our banking operations in north central Mississippi, the cities of Tuscaloosa and Hoover, Alabama and Memphis, Germantown and Nashville, Tennessee. The banking business is highly competitive and in our primary market areas, we experience competition from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other super-regional, national and international financial institutions that operate offices in our primary market areas and elsewhere.

We compete with these institutions both in attracting deposits and in making loans. Price competition for loans might result in us originating fewer loans, or earning less on our loans, and price competition for deposits might result in a decrease in our total deposits or higher rates on our deposits. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established, larger financial institutions. We may face a competitive disadvantage as a result of our smaller size and inability to spread our marketing costs across a broader market. Although we compete by concentrating our marketing efforts in our primary markets with local advertisements, personal contacts, and greater flexibility and responsiveness in working with local customers, we can give no assurance that this strategy will be successful.

Our success depends on local economic conditions where we operate.

Our success depends on the general economic conditions of the geographic markets we serve in the states of Mississippi, Alabama, and Tennessee and will depend on the conditions in other markets, including Georgia and Florida as we expand. The local economic conditions in these areas have a significant impact on our commercial, real estate, and construction loans, the ability of borrowers to repay these loans, and the value of the collateral securing these loans. Adverse changes in the economic conditions of the Southeastern United States in general or any one or more of our local markets could negatively impact our results of operations and our profitability.

The banking industry is heavily regulated and such regulation could limit or restrict our activities and adversely affect our earnings.

We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by various federal and state agencies. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our growth.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably.

In addition, the Sarbanes-Oxley Act of 2002, and the related rules and regulations promulgated by the Securities and Exchange Commission (“SEC”) and AMEX that are now applicable to us have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices, including the costs of completing our audit and maintaining our internal controls.

Changes in monetary policy could adversely affect our profitability.

Our results of operations are impacted by credit policies of monetary authorities, particularly the Federal Reserve. In light of changing conditions in the national economy and in the money markets, particularly the continuing threat of terrorist acts and the current military operations in the Middle East, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of the Company. Furthermore, the actions of the United States and other governments in response to terrorist threats may result in currency fluctuations, exchange controls, market disruptions, and other occurrences that could have adverse effects on our financial condition and results of operations.

We could suffer loan losses from a decline in credit quality.

We could sustain losses if borrowers, guarantors and related parties fail to perform in accordance with the terms of their loans. Our underwriting and credit monitoring procedures and credit policies, including the establishment and review of the allowance for loan losses, may not prevent unexpected losses that could materially adversely affect our results of operations.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could decrease.

Management maintains an allowance for loan losses based upon, among other things, (1) historical experience, (2) an evaluation of local and national economic conditions, (3) regular reviews of delinquencies and loan portfolio quality, (4) current trends regarding the volume and severity of past due and problem loans, (5) the existence and effect of concentrations of credit, and (6) results of regulatory examinations. Based on such factors, management makes various assumptions and judgments about the ultimate collectibility of the loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. Although we believe that the allowance for loan losses is adequate, there can be no assurance that the allowance will prove sufficient to cover future losses. Future adjustments may be necessary if economic conditions differ or adverse developments arise with respect to nonperforming or performing loans. Material additions to the allowance for loan losses would result in a decrease in our net income and our capital.

Our loan customers may not repay their loans according to the terms of these loans, and the collateral securing these loans may be insufficient to assure repayment. We may experience significant loan losses, which could have a material adverse effect on our operating results. We maintain an allowance for loan losses in an attempt to cover any loan losses that may occur. In determining the size of the allowance, we rely on an analysis of our loan portfolio based on the factors listed in the preceding paragraph and other pertinent information. As we expand into new markets, our determination of the size of the allowance could be inaccurate due to our lack of familiarity with market-specific factors.

If our assumptions are wrong, our current allowance may not be sufficient to cover our loan losses and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. In addition, federal regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize future loan charge-offs based on judgments different than those of our management. Material additions to our allowance would materially decrease our net income. Our allowance for loan losses was $9.3 million, or 1.08% of loans, as of December 31, 2005.

We have a concentration of credit exposure in commercial real estate.

At December 31, 2005, we had approximately $343.0 million in loans to borrowers in the commercial real estate industry, representing approximately 39.8% of our total loans outstanding as of that date. The real estate consists primarily of office buildings and shopping centers and also includes apartment buildings, owner-operated properties, warehouses and other commercial properties. These types of loans are generally viewed as having more risk of default than residential real estate loans. They are also typically larger than residential real estate loans and consumer loans and depend on cash flows from the property to service the debt. Cash flows may be affected significantly by general economic conditions, and a downturn in the local economy or in occupancy rates in the local economy where the property is located could increase the likelihood of default. Because our loan portfolio contains a number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in our percentage of non-performing loans. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on our financial condition and results of operations.

Our commercial real estate loans have grown 6.9% since December 31, 2004. The banking regulators are giving commercial real estate lending greater scrutiny, and may require banks with higher levels of commercial real estate loans to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital levels as a result of commercial real estate lending growth and exposures.

Changes in interest rates could have an adverse effect on our income.

Our profitability depends to a significant extent on our net interest income. Net interest income is the difference between interest income on interest-earning assets, such as loans and investments, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Our net interest income will be adversely affected if market interest rates change such that the interest we pay on deposits and borrowings increases faster than the interest earned on loans and investments. Changes in interest rates could also adversely affect the income of some of our non-interest income sources. For example, if mortgage interest rates increase, the demand for residential mortgage loans will likely decrease, having an adverse effect on our mortgage loan fee income.

Liquidity needs could adversely affect our results of operations and financial condition.

We rely on dividends from Cadence as our primary source of funds. The primary source of funds of our bank subsidiary are customer deposits and loan repayments. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and international instability. Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments and general economic conditions. Accordingly, we may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include Federal Home Loan Bank advances and federal funds lines of credit from correspondent banks. While we believe that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands, particularly if we continue to grow and experience increasing loan demand. We may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets should such sources not be adequate.

Our integration efforts, following any future mergers or acquisitions, may not be successful or our company, after giving effect to the acquisition, may not be able to achieve profits comparable to or better than our historical experience.

Both of the proposed acquisitions of SunCoast and Seasons present integration issues and the success of these acquisitions will depend primarily on our ability to consolidate operations, systems and procedures and to eliminate redundancies and costs. We may not be able to integrate our operations without encountering difficulties including, without limitation, the loss of key employees and customers, the disruption of our respective ongoing businesses or possible inconsistencies in standards, controls, procedures and policies. If we have difficulties with the integration, we might not achieve the economic benefits we expect to result from the acquisitions and this would adversely affect our business and our earnings. In addition, we may experience greater than expected costs or difficulties relating to the integration of the business of SunCoast and Seasons, and may not realize expected cost savings from the acquisitions within the expected time frame.

We could fail to consummate the proposed acquisitions of SunCoast and Seasons and their subsidiary banks.

We have entered into two separate agreements to merge with SunCoast and Seasons, and acquire their subsidiary banks. Both of these acquisitions are dependent upon certain conditions and regulatory approvals. Should we fail to consummate these acquisitions, we could be adversely affected because of the transactional costs associated with these acquisitions.

Departures of our key personnel may harm our ability to operate successfully.

Our success has been and continues to be largely dependent upon the services of Lewis F. Mallory, Jr., our Chairman and Chief Executive Officer, and other members of our senior management team. Our continued success will depend, to a significant extent, on the continued service of these key personnel. The unavailability or the unexpected loss of any of them could have an adverse effect on our financial condition and results of operations. We cannot be assured of the continued service of our senior management team with us or our ability to find suitable replacements for any members of our management team.

Our continued pace of growth may require us to raise additional capital in the future, but that capital may not be available when it is needed or may not be available on favorable terms.

We are required by regulatory authorities to maintain adequate levels of capital to support our operations. We may at some point, however, need to raise additional capital to support our growth.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital if needed on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired.

Risks Related to An Investment in Our Common Stock

Shares eligible for future sale could have a dilutive effect.

Shares of our common stock eligible for future sale, including those that may be issued in the acquisitions of SunCoast and Seasons and any other offering of our common stock for cash, could have a dilutive effect on the market for our common stock and could adversely affect market prices.

As of March 31, 2006, there were 50,000,000 shares of our common stock authorized, of which approximately 8,186,724 shares were outstanding, excluding 361,250 shares issuable under outstanding options granted under our stock option plans as of March 31, 2006. Based on the public offering price of $19.50 per share, we currently estimate that an additional 982,000 shares will be issued to SunCoast shareholders and an additional 621,000 shares will be issued to Seasons shareholders in connection with those acquisitions.

The market price of our common stock may decline after the stock offering.

We are currently offering for sale 2,400,000 shares of our common stock (2,760,000 shares if the underwriters exercise their over-allotment option in full). The possibility that substantial amounts of shares of our common stock may be sold in the public market may cause prevailing market prices for our common stock to decrease. Additionally, because stock prices generally fluctuate over time, there is no assurance purchasers of common stock in the offering will be able to sell shares after the offering at a price equal to or greater than the actual purchase price. Purchasers should consider these possibilities in determining whether to purchase shares of common stock and the timing of any sale of shares of common stock.

Our ability to declare and pay dividends is regulated by law, which may affect our ability to pay future dividends.

We derive our income solely from dividends on the shares of common stock of our subsidiaries. Our Bank’s ability to declare and pay dividends is limited by their obligations to maintain sufficient capital and by other general restrictions on their dividends that are applicable to our subsidiaries that are regulated by various regulatory authorities. In addition, the Federal Reserve may impose restrictions on our ability to pay dividends on our common stock. As a result, we cannot assure you that we will declare or pay dividends on shares of our common stock in the future.

The trading volume in our common stock has been low, and the sale of a substantial number of shares in the public market could depress the price of our stock and make it difficult for you to sell your shares.

Our common stock is listed on the American Stock Exchange. However, our common stock is thinly traded. Thinly traded stock can be more volatile than stock trading in an active public market. We cannot predict the extent to which an active public market for our common stock will develop or be sustained after this offering. In recent years, the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies have experienced wide price fluctuations that have not necessarily been related to operating performance.

We cannot predict what effect future sales of our common stock in the market, or the availability of shares of our common stock for sale in the market, will have on the market price of our common stock. So, we cannot assure you that sales of substantial amounts of our common stock in the market, or the potential for large amounts of market sales, would not cause the price of our common stock to decline or impair our ability to raise capital. Following this offering, we expect to have approximately 10,586,724 shares of common stock outstanding (or 10,946,724 shares of common stock outstanding if the underwriters exercise their over-allotment option in full) based upon 8,186,724 shares of common stock outstanding as of March 31, 2006.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements, which are based on assumptions and estimates and describe our future plans, strategies and expectations, are generally identifiable by the use of the words “anticipate,” “will,” “believe,” “may,” “plan,” “contemplate,” “project,” “predict,” “could,” “would,” “should,” “estimate,” “expect,” “intend,” “seek,” or similar expressions. These forward-looking statements may address, among other things, our business plans, objectives or goals for future operations or expansion, the anticipated effects of the offering of the securities hereunder, our forecasted revenues, earnings, assets or other measures of performance, or estimates of risks and future costs and benefits. Although these statements reflect our good faith belief based on current expectations, estimates and projections, they are subject to risks, uncertainties and assumptions and are not guarantees of future performance. Important factors that could cause actual results to differ materially from the forward-looking statements we make or incorporate by reference in this prospectus are described in the section entitled “Risk Factors” on page 11 and these factors include, but are not limited to:

•	our potential growth, including our entrance or expansion into new markets, and the need for sufficient capital to support that growth;

•	changes in the quality or composition of our loan or investment portfolios, including adverse developments in borrower industries, decline in real estate values in our markets, or in the repayment ability of individual borrowers or issuers;

•	an insufficient allowance for loan losses as a result of inaccurate assumptions;

•	the strength of the economies in our target market areas, as well as general economic, market or business conditions;

•	changes in demand for loan products and financial services;

•	increased competition or market concentration;

•	concentrations of credit exposure;

•	changes in interest rates, yield curves and interest rate spread relationships;

•	the effect of any mergers, acquisitions or other transactions, including our proposed acquisitions of SunCoast and Seasons, to which we or Cadence may from time to time be a party, including without limitation, our ability to successfully integrate any business that we acquire;

•	new state or federal legislation, regulations, or the initiation or outcome of litigation; and

•	other circumstances, many of which may be beyond our control.

If one or more of these risks or uncertainties materialize, or if any of our underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from future results, performance or achievements expressed or implied by these forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this section. We do not intend to and assume no responsibility for updating or revising any forward-looking statements contained in or incorporated by reference into this prospectus, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

At the public offering price of $19.50, the following table shows the calculation of the estimated net proceeds we will receive from the sale of shares of our common stock in this offering.

Gross proceeds from offering	$46,800,000
Less: Underwriting discounts and commissions	2,808,000
Estimated expenses of offering	300,000

Net proceeds to us	$43,692,000

If the underwriters’ over-allotment option is exercised in full, we estimate that the net proceeds to us will be approximately $50.3 million.

We expect to use the net proceeds to finance our acquisitions of Seasons and SunCoast, the holding companies of Seasons Bank and SunCoast Bank, respectively. Both of these acquisitions are discussed in more detail in this prospectus in the section entitled “Business.”

The acquisitions of SunCoast and Seasons and their respective bank subsidiaries are subject to regulatory approval and certain conditions. The success of this offering, however, is not a condition to either acquisition. If neither transaction is completed, we expect to use the proceeds for general corporate purposes discussed more fully below.

In addition to using the proceeds to fund such acquisitions, we may also use the proceeds for general corporate purposes including funding our bank and non-bank subsidiaries, financing new acquisitions and de novo branch openings, and supporting the Bank’s internal growth and capital needs.

CAPITALIZATION

The following table sets forth our capitalization and certain capital ratios as of December 31, 2005. Our capitalization is presented:

•	on an actual basis;

•	on an as adjusted basis to reflect the sale of 2.4 million shares of our common stock at the public offering price of $19.50 per share and our receipt of $43,692,000 estimated net proceeds from this offering, after deducting underwriting discounts and commissions and estimated expenses of this offering;

•	on a pro forma as adjusted basis, giving effect to the offering as described in the immediately preceding bullet point, and assuming, based on the public offering price of $19.50 per share, 982,000 shares to be issued in connection with the acquisition of SunCoast; and

•	on a pro forma as adjusted basis, giving effect to the offering as described in the second bullet point, and assuming, based on the public offering price of $19.50 per share, 621,000 shares to be issued in connection with the acquisition of Seasons; and

•	on a combined pro forma as adjusted basis, giving effect to the offering as described in the second bullet point, and consummation of our acquisitions of both Seasons and SunCoast.

	December 31, 2005
	Actual(2)	As adjusted (3) (4)	SunCoast Proforma as adjusted (4) (5)	Seasons Proforma as adjusted (4) (6)	Combined Proforma as adjusted (4) (7)
	(Dollars in thousands, except per share data)
Long-term Debt:
Junior subordinated debentures(1)	$37,114	$37,114	$37,114	$37,114	$37,114

Shareholders’ Equity:
Common Stock, par value $1.00; 50,000,000 shares authorized; issued 9,615,806 shares	9,616	12,016	12,998	12,637	13,619
Surplus	53,749	95,041	113,208	106,520	124,688
Retained earnings	89,516	89,516	89,516	89,516	89,516
Accumulated other comprehensive income (loss)	(8,160)	(8,160)	(8,160)	(8,160)	(8,160)
Treasury stock, at cost	(27,737)	(27,737)	(27,737)	(27,737)	(27,737)

Total shareholders’ equity	$116,984	$160,676	$179,825	$172,776	$191,925

Book value per share	$14.31	$15.20	$15.56	$15.43	$15.76

Capital Ratios:
Tier 1 leverage ratio	8.7%	11.5%	10.4%	10.8%	9.8%
Tier 1 risk-based capital(8)	12.5	17.0	14.6	15.6	13.5
Total risk-based capital(8)	13.4	18.0	15.6	16.6	14.5

(1)	Consists of debt issued in connection with our trust preferred securities.
(2)	Reflects 8,173,711 shares outstanding as of December 31, 2005.
(3)	As adjusted, reflects 10,574,000 shares outstanding after the completion of this offering. If the underwriters’ over-allotment option is exercised in full, common stock, additional paid-in capital and total shareholders’ equity would be $12.4 million, $101.3 million and $167.3 million, respectively.
(4)	Before issuance of up to 360,000 shares of common stock pursuant to the underwriters’ over-allotment option.
(5)	As adjusted, represents 11,556,000 shares outstanding following the completion of this offering, and the issuance, based upon the public offering price of $19.50 per share, of 982,000 shares in connection with the completion of the acquisition of SunCoast.
(6)	As adjusted, represents 11,195,000 shares outstanding following the completion of this offering, and the issuance, based upon the public offering price of $19.50 per share, of 621,000 shares in connection with the acquisition of Seasons.
(7)	As adjusted, represents 12,177,000 shares outstanding following the completion of this offering, and the issuance, based upon the public offering price of $19.50 per share, of an aggregate of 1,603,000 shares in connection with the acquisitions of SunCoast and Seasons.
(8)	Assumes the net proceeds from this offering will be invested in short-term securities with a 0.0% risk-weighting.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND INFORMATION

Our common stock is listed on the American Stock Exchange and is traded under the symbol “NBY.” SunTrust Bank, Atlanta, acts as our transfer agent. The following table sets forth, for the periods indicated, the range of closing prices of our common stock as reported on the American Stock Exchange for the period indicated and the dividends declared per share on our common stock for each period.

	High	Low	Cash Dividends Per Share
2006:
Second quarter (through May 3, 2006)	$23.33	$20.50	$—
First quarter	24.97	22.89	0.25

2005:
First quarter	$26.08	$22.82	$0.24
Second quarter	25.05	23.01	0.24
Third quarter	25.42	23.06	0.25
Fourth quarter	25.73	23.01	0.25

2004:
First quarter	$27.14	$25.54	$0.24
Second quarter	27.06	23.11	0.24
Third quarter	27.00	23.60	0.24
Fourth quarter	28.60	25.20	0.24

On May 3, 2006, the last reported sales price for our common stock on the American Stock Exchange was $20.50 per share. On December 31, 2005, there were 2,465 record holders of our common stock.

Holders of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for dividends. Historically, we have paid quarterly cash dividends on our common stock, and our Board of Directors presently intends to continue to pay regular quarterly cash dividends. Our ability to pay dividends to our shareholders in the future will depend on our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to our common stock, including our outstanding trust preferred securities and accompanying junior subordinated debentures, and other factors deemed relevant by our Board of Directors. In order to pay dividends to shareholders, we must receive cash dividends from Cadence. As a result, our ability to pay future dividends will depend upon the earnings of our bank, its financial condition and its need for funds.

Moreover, there are a number of federal and state banking policies and regulations that restrict our bank’s ability to pay dividends. In particular, because our bank, Cadence, is a depository institution and its deposits are insured by the FDIC, Cadence may not pay dividends or distribute capital assets if it is in default on any assessment due to the FDIC. Also, Cadence is subject to regulations, which impose certain minimum capital requirements that affect the amount of cash available for distribution to us. Lastly, under Federal Reserve policy, we are required to maintain adequate regulatory capital, are expected to serve as a source of financial strength to our bank and to commit resources to support the bank. These policies and regulations may have the effect of reducing or eliminating the amount of dividends that we can declare and pay to our shareholders in the future.

BUSINESS

NBC Capital Corporation

We are a financial holding company, organized under the laws of the State of Mississippi. Last year, we renamed our bank Cadence Bank, N.A. (“Cadence” or the “Bank”). We plan to ask shareholders to change our corporate name to Cadence Financial Corporation at the regular annual shareholders’ meeting later this year. The change will align our corporate name with that of the Bank and further leverage the brand being created in our markets. The new Cadence brand is part of an overall marketing and business strategy that we expect to create both operational and marketing efficiencies.

We are engaged in the general banking business and activities closely related to banking, as authorized by the banking laws and regulations of the United States. Our primary activities are conducted through our wholly owned subsidiary, Cadence. Cadence provides a complete line of wholesale and retail financial services, including mortgage loans and trusts. Additionally, Cadence has three wholly owned subsidiaries: Galloway-Chandler-McKinney Insurance Agency, Inc. (“GCM”), NBC Service Corporation (“Service”) and NBC Insurance Services of Alabama, Inc. (“Insurance”). Service also has a wholly owned subsidiary, Commerce National Insurance Company (“CNIC”).

Our net income is dependent primarily on our net interest income, which is the difference between the interest income earned on loans, investment assets and other interest-earning assets and the interest paid on deposits and other interest-bearing liabilities. To a lesser extent, our net income also is affected by our noninterest income derived from service charges, commissions and fees, as well as the amount of our noninterest expenses such as salaries and employee benefits.

Our assets consist primarily of our investment in the Bank and liquid investments. At December 31, 2005, our consolidated total assets were approximately $1.45 billion, our total loans were approximately $860.6 million, our total deposits were approximately $1.12 billion and our total shareholders’ equity was approximately $117.0 million.

Our principal executive offices are located at 301 East Main Street, Starkville, Mississippi 39759 and our telephone number at that address is (662) 343-1341.

Cadence Bank, N.A.

Cadence is the largest commercial bank domiciled in the north central area of Mississippi known as the Golden Triangle, which is comprised of the cities of Starkville, Columbus and West Point. Our customer base is well diversified and consists of business, industry, agriculture, government, education and individual accounts. In Mississippi, we serve the communities of Aberdeen, Amory, Brooksville, Columbus, Hamilton, Maben, New Hope, Philadelphia, West Point and Starkville through a total of 20 banking facilities and an operations/administration center. This area extends into six Mississippi counties with a radius of approximately 65 miles from the home office in Starkville. More recently, we have expanded into other markets outside our well established markets in the State of Mississippi. The Bank serves the Tuscaloosa and Hoover, Alabama areas with six banking facilities, and the Memphis, Germantown and Nashville, Tennessee areas with four banking facilities and an operations/data center.

The following chart reflects on a percentage basis the distribution of total assets, loans, deposits and bank facilities in the states in which Cadence conducts its business as of December 31, 2005:

State	Assets	Loans	Deposits	Bank Facilities
Alabama	8%	12%	13%	19%
Mississippi	70	53	68	72
Tennessee	22	35	19	9

Total	100%	100%	100%	100%

We have made several recent commitments to expand our market area outside of our traditional Mississippi markets. In March of 2006, we opened a de novo branch in the Nashville-Davidson-Murfreesboro, Tennessee MSA. This bank facility is located in the Cool Springs area of Williamson County, just south of Nashville. This is in keeping with our strategy of continuing to expand our franchise into markets growing faster than our traditional markets.

Additionally, on March 16, 2006, we entered into an Agreement and Plan of Merger with SunCoast, a bank holding company incorporated under the laws of the State of Florida, and the sole shareholder of SunCoast Bank, a Florida state-chartered bank. SunCoast Bank currently operates three bank facilities in the Sarasota-Bradenton-Venice, Florida metropolitan area. As of December 31, 2005, SunCoast Bank had approximately $117.0 million dollars in deposits and approximately $114.0 million in loans. Pursuant to the terms of the merger, SunCoast will merge into the Company and SunCoast Bank will merge into our bank, Cadence. The purchase price per share of SunCoast to be paid by us to the shareholders of SunCoast will be $20.50 per share. Collectively, the holders of such SunCoast common stock will receive 45% cash and 55% stock in our Company. Additionally, the holders of options to purchase SunCoast shares shall receive $20.50 less the exercise price for a total deal value of approximately $35.8 million. The consummation of this transaction is subject to customary closing conditions, including regulatory approval and approval of SunCoast’s shareholders. Our completion of this acquisition is not contingent on the success of this offering.

On March 21, 2006, we entered into an Agreement and Plan of Merger with Seasons, a bank holding company incorporated under the laws of the State of Georgia and the sole shareholder of Seasons Bank, a Georgia state-chartered bank. Seasons Bank currently operates two bank facilities in north Georgia. As of December 31, 2005, Seasons Bank had approximately $63.9 million in deposits and approximately $64.5 million in loans. Pursuant to the terms of the merger, Seasons will be merged into the Company and Seasons Bank will be merged into our bank, Cadence. The aggregate purchase price to be paid by us for Seasons will be $22.0 million, of which collectively the holders of such Seasons common stock, including the holders of options and warrants to purchase Seasons’ common stock, shall receive 45% cash and 55% stock in our Company. The consummation of this transaction is subject to customary closing conditions, including regulatory approval and approval of Seasons’ shareholders. Our completion of this acquisition is not contingent on the success of this offering.

Other Subsidiaries

GCM, a wholly owned subsidiary of Cadence, operates as an independent insurance agency with its primary source of revenue coming from commissions on premiums relating to the sale of property and casualty insurance, title insurance, life insurance, annuities and other commercial lines of insurance. GCM has locations in Columbus, West Point, Amory, Starkville and Aberdeen, Mississippi. At December 31, 2005, GCM had total assets of approximately $4.7 million, and for the year ended December 31, 2005, reported gross revenues of approximately $4.6 million.

Cadence has two other wholly owned subsidiaries, Service and Insurance. Service was formed to provide additional financial services that otherwise might not be provided by Cadence. For the years 2005 and 2004, its primary activity was limited to its investment in CNIC. CNIC is a credit life insurance company whose primary source of income is from investment income on securities held in its portfolio. In 2002, the Bank discontinued selling credit life insurance on loans. As a result, we plan to allow CNIC’s outstanding insurance policies to run-off over the next several years and then to dissolve and liquidate CNIC. Service owned 79% of CNIC until 2005, when it purchased the remaining minority interest. Insurance was formed in 1999 for the purpose of selling annuity products in the state of Alabama. For the years ended December 31, 2005 and 2004, its activities were not significant.

Business Strategy

Our business strategy is to operate as a profitable, diversified financial holding company providing a variety of banking and other financial services to the communities we serve. As explained further below, to continue our asset growth and improve profitability, our strategy is to deliver excellent customer service, expand our business in higher growth markets, leverage our economies of scale, continue our disciplined underwriting and credit administration and increase our brand awareness by developing our uniform and distinct brand name.

Emphasize Relationship Banking. We target both consumers and small- and medium-sized businesses in our markets. We effectively compete with our super-regional competitors by emphasizing to our employees the importance of delivering exemplary customer service and seeking opportunities to build further relationships with our customers. We grant loan authorities to our officers that are specific to the markets where our bank facilities are located to ensure that we are meeting the needs of our local communities. Our ability to respond rapidly to customers’ needs helps us solidify relationships and build customer loyalty.

Pursue Select Bank Acquisitions and Strategic De Novo Branch Expansion. We are focused on expansion opportunities in markets with favorable growth characteristics and in which we have identified experienced bankers to help execute our strategy. Since 2004, we successfully integrated Enterprise Bancshares in Memphis, Tennessee and grown its loan portfolio by 35% since the acquisition. Additionally, we recently announced the acquisitions of SunCoast in Sarasota, Florida and Seasons in Blairsville, Georgia. These acquisitions further our goal of expanding our operations into higher growth markets in the Southeast. In addition to our opportunistic acquisition strategy, we are pursuing an aggressive de novo branch strategy to fill-in our expanded footprint. In October of 2005, we opened a de novo branch in Hoover, Alabama, part of the Birmingham-Hoover MSA and in March of 2006, we also opened a de novo branch in Williamson County, Tennessee, part of the Nashville-Davidson-Murfreesboro MSA. We have also commenced plans in 2006 to open two additional locations in the Memphis, Tennessee market and one additional location in the Birmingham-Hoover, Alabama market. We believe we are rapidly transitioning our Bank into a stronger and more profitable franchise by moving into these faster growing markets.

Increase Core Profitability. We believe as we grow our franchise we will be able to take advantage of the economies of scale typically enjoyed by larger financial institutions. In 2005, we upgraded our server technology, which gives us significant capacity for future expansion. We believe this investment and others we have made in our branch network and technology infrastructure are sufficient to support a much larger organization, and therefore believe increases in our expense base going forward should be lower than our proportional increase in assets and revenue. We also expect an increase in non-interest income as we expand our offering of fee-based services to our entire market area. We believe the effect of these trends going forward should improve our profitability over time.

Continue Disciplined Execution. Our disciplined underwriting, credit administration and monitoring processes are critical to our success. We take a systematic approach to credit approval and loan portfolio management throughout our banking organization. Our ratio of non-performing assets to total assets improved from 0.67% as of December 31, 2001 to 0.53% as of December 31, 2005 and our net charge-offs to average loans improved from 0.74% for the year ended December 31, 2001 to 0.46% for the year ended December 31, 2005. As evidenced by our net charge-off history, we have developed a comprehensive risk management system for monitoring and measuring the adequacy of our allowances for loan losses and anticipating net charge-offs.

Create and Leverage a Distinct Identity in Our Markets. With the implementation of our strategy to expand into higher growth markets outside of Mississippi, we recognized that the NBC name would limit our ability to distinguish ourselves from the competition. As a result, on October 11, 2005 we changed the name of our bank subsidiary to Cadence Bank, N.A. Subsequently, on November 10, 2005, we merged our subsidiary Enterprise National Bank into Cadence, creating a seamless branch system in Alabama, Mississippi and Tennessee. At the regular shareholders’ meeting later this year, we will ask shareholders to change our corporate name to Cadence

Financial Corporation, thereby completing our rebranding effort. We expect this branding effort to create both operational and marketing efficiencies. For example, the elimination of Enterprise National Bank as a separate subsidiary allowed for the consolidation of financial and reporting functions. We also expect to benefit from marketing efficiencies by having a uniform brand across our footprint through standardized marketing materials and consolidated advertising efforts. We will continue to recognize these operational and marketing efficiencies as we integrate our new acquisitions and enter new markets.

Market Areas

Our traditional markets are located primarily in the north central area of Mississippi. We believe we are the largest commercial bank domiciled in the Golden Triangle, which is comprised of Starkville, Columbus and West Point, Mississippi. We service customers in six different counties in Mississippi and believe these markets are stable and provide us with a solid source of core deposits to help fund the growth in our loan portfolio as we expand into new markets.

We are deploying our business strategy with a particular emphasis on the attractive markets we have recently entered and plan to enter. In March 2004, we entered the Memphis, Tennessee market by acquiring Enterprise, the parent company of ENB, and its three bank facilities in Memphis and Germantown. We recently entered the Nashville market by opening a de novo location in Williamson County, Tennessee (part of the Nashville-Davidson-Murfreesboro MSA). The Nashville-Davidson-Murfreesboro MSA and Memphis MSA are the two largest metropolitan statistical areas in Tennessee. According to data from SNL Financial LC, as of July 1, 2005, the projected population growth from 2005 to 2010 for the Nashville-Davidson-Murfreesboro MSA and Memphis MSA are 10.38% and 7.01%, respectively.

In October 2005, we entered Hoover, Alabama, part of the Birmingham-Hoover MSA with a de novo bank facility. The Birmingham-Hoover MSA is the largest metropolitan statistical area in the state of Alabama. The city of Hoover, Alabama and the Birmingham-Hoover MSA have projected population growth of 7.66% and 4.01%, respectively, from 2005 to 2010.

Our pending acquisitions of SunCoast and Seasons will provide our Bank with an entry point into Sarasota, Florida and Blairsville, Georgia, respectively. According to data from SNL Financial LC, the projected population growth from 2005 to 2010 for Fannin County and Union County, Georgia and the Sarasota-Bradenton-Venice, Florida MSA are 16.14%, 13.49%, and 13.24%, respectively. The Sarasota-Bradenton-Venice, Florida MSA is the fifth largest MSA in the state of Florida. In addition, the Seasons acquisition provides access to the attractive Atlanta-Sandy Springs-Marietta, Georgia MSA which is the largest in the state of Georgia. During 2006, we expect to open a total of four new branches, with two new branches in Memphis, and one branch in Hoover and the branch in Nashville that we opened in March 2006. We have been actively implementing our strategy of expanding into new markets outside the state of Mississippi. Our management team is focused on successfully executing our strategy in a short time frame. While we have a great deal of expansion initiatives under way, we believe we have the management and personnel resources to be successful.

Lending Activities

General. Our loan portfolio is composed of commercial business, commercial and residential real estate and installment consumer loans. These loans are primarily originated within our market areas in Mississippi, Alabama and Tennessee, and are generally secured by residential or commercial real estate or business or personal property in the counties located in these areas.

Types of Loans. The following table sets forth the amount of loans outstanding by type at the indicated dates:

	December 31,
Type	2005	2004	2003	2002	2001
	(In thousands)
Commercial, financial and agriculture	$209,017	$155,858	$97,974	$103,327	$101,630
Real estate—construction	143,729	119,637	38,140	30,028	31,461
Real estate—mortgage	457,453	478,792	386,607	356,493	379,456
Installment loans to individuals	40,825	57,599	56,800	77,692	94,424
Other	9,620	16,677	9,593	8,785	7,758

Total loans	$860,644	$828,563	$589,114	$576,325	$614,729

Loan Maturities. The following table sets forth as of December 31, 2005, the amount of loans due in the periods indicated:

	Maturing or Repricing
Type	Due Within 1 Year	Due After 1 Year Through 5 Years	Due After 5 Years	Total
	(In thousands)
Commercial, financial and agricultural	$160,855	$45,965	$2,197	$209,017
Real estate—construction	127,280	15,034	1,415	143,729
Real estate—mortgage	246,431	157,028	53,994	457,453
Installment loans to individuals	21,147	19,506	172	40,825
Other	4,963	3,572	1,085	9,620

	$560,676	$241,105	$58,863	$860,644

Type	Due Within 1 Year	Due After 1 Year Through 5 Years	Due After 5 Years	Total
	(In thousands)
Loans with:
Predetermined interest rates	$80,660	$227,385	$58,833	$366,878
Floating interest rates	480,016	13,720	30	493,766

	$560,676	$241,105	$58,863	$860,644

Commercial, Financing and Agriculture Loans. Cadence originates a variety of non-real estate commercial loans, primarily consisting of short-term loans for working capital purposes, inventories, seasonal loans, lines of credit and equipment loans. At December 31, 2005, commercial business loans totaled approximately $209.0 million, or approximately 24% of the Company’s total loan portfolio.

The Bank makes commercial business loans on both a secured and unsecured basis with terms generally not exceeding five years. The Bank often requires a personal guaranty of payment by the principals of any borrowing entity and reviews the financial statements and income tax returns of the entity and its guarantors.

Real Estate Loans. The Bank originates loans secured by commercial real estate, one-to-four family residential properties, and multi-family dwelling units (five or more units). At December 31, 2005, these loans totaled approximately $601.2 million, or approximately 70% of the loan portfolio.

The Bank originates commercial real estate loans of up to 80% of the appraised value. Currently, it is the Bank’s policy to originate these loans only to carefully selected borrowers and on properties in the market area. Of primary concern in commercial real estate lending are the borrower’s credit worthiness and the feasibility and cash flow potential of the project. To monitor cash flows of borrowers, the Bank obtains annual financial statements from the borrower and loan guarantors, if any. Although many banks have had significant losses in commercial real estate lending, the Bank and ENB have historically sustained few losses, and those losses were not significant relative to the size of the entire commercial real estate loan portfolio at the time.

The Bank originates loans secured by first and junior liens on one-to-four family residences in its lending areas. Typically, such loans are single-family homes that serve as the primary residence of the borrower. Generally, the Bank originates these loans in amounts up to 80% of the appraised value or selling price of the property. See Note D in the Notes to Consolidated Financial Statements for additional information related to these loans.

Loans for multi-family (five or more units) residential properties are generally secured by apartment buildings. Loans secured by income generating properties are generally larger and involve greater risk than residential loans because payments are often dependent on the successful operation or management of the properties. As a result, these types of loans may be more sensitive to adverse conditions in the real estate market or the economy. The Bank generally obtains cash flow and financial statements from the borrowers and any guarantors and often obtains rent rolls.

Consumer and Other Loans. Cadence offers consumer loans in the form of home improvement, mobile home, automobile and unsecured personal loans. These loans totaled $41.0 million, or 5% of total loans, at December 31, 2005. Consumer loans are originated in order to provide a wide range of financial services to customers and because the terms and normally higher interest rates on such loans help maintain a profitable spread between the average loan yield and the cost of funds.

In connection with consumer loan applications, the Bank reviews the borrower’s income statement and credit bureau report. In addition, the Bank considers the relationship of the loan to the value of the collateral. All automobile loan applications are reviewed, as well as the value of the collateral securing the loan. Cadence intends to continue to emphasize the origination of consumer loans. Management believes that its loan loss experience in connection with its consumer loan portfolio is favorable in comparison to industry averages.

Nonperforming Loans. Management stringently monitors loans that are classified as nonperforming. Nonperforming loans include nonaccrual loans, loans past due 90 days or more, and loans renegotiated or restructured because of a debtor’s financial difficulties. Loans are generally placed on nonaccrual status if any of the following events occur: (a) the classification of a loan as nonaccrual internally or by regulatory examiners; (b) delinquency on principal for 90 days or more unless management is in the process of collection; (c) a balance remains after repossession of collateral; (d) notification of bankruptcy; or (e) management judges that nonaccrual status is appropriate.

The following table sets forth the aggregate amount of loans that were nonperforming on the dates indicated:

	December 31,
Type	2005	2004	2003	2002	2001
	(In thousands)
Loans accounted for on a nonaccrual basis	$498	$1,918	$766	$1,274	$2,050
Accruing loans past due 90 days or more	2,043	1,094	1,998	2,700	1,850
Renegotiated “troubled” debt	73	1,502	489	304	665

There were no loan concentrations in excess of 10% of total loans at December 31, 2005. However, lending activities are affected by the economic trends within the areas served by the Company and its subsidiaries. This, in turn, can be influenced by the areas’ larger employers, such as Mississippi State University, University of Alabama, Bryan Foods, Columbus Air Force Base, Mercedes-Benz Automotive Plant, Federal Express and Auto Zone.

Loans classified for regulatory purposes or for internal credit review purposes that have not been disclosed in the table above do not represent or result from trends or uncertainties that management expects will materially impact the financial condition of the Company or the Bank, or their future operating results, liquidity or capital resources.

At December 31, 2005, the recorded investment in loans identified as impaired totaled approximately $10.5 million. The allowance for loan losses related to these loans approximated $1.3 million. The average recorded investment in impaired loans during the year ended December 31, 2005, was $5.8 million. Total interest recognized on impaired loans and the amounts recognized on a cash basis were not significant.

Allowance for Loan Losses. The allowance for loan losses is maintained at a level that management believes is adequate to absorb all probable losses on loans then present in the loan portfolio. The amount of the allowance is affected by: (1) loan charge-offs, which decrease the allowance; (2) recoveries on loans previously charged-off, which increase the allowance; and (3) the provision of possible loan losses charged to income, which increases the allowance. In determining the provision for possible loan losses, it is necessary for management to monitor fluctuations in the allowance resulting from actual charge-offs and recoveries, and to periodically review the size and composition of the loan portfolio in light of current and anticipated economic conditions in an effort to evaluate portfolio risks. The amount of the provision is based on management’s judgment of those risks. During the year ended December 31, 2005, our provision for loan losses decreased to $2.1 million from $3.5 million for the year ended December 31, 2004, and the allowance for loan losses decreased by $1.6 million, or 14.7%, to $9.3 million at December 31, 2005 from $10.9 million at December 31, 2004. If actual losses exceed the amount of the allowance for loan losses, our earnings could be adversely affected.

The following table shows changes in the Company’s allowance for loan losses for the periods indicated:

	Years Ended December 31,
	2005	2004	2003	2002	2001
	(Dollars in thousands)
Beginning balance	$10,914	$6,181	$6,029	$6,753	$9,689
Allowance of acquired entity	—	4,547	—	—	—

	10,914	10,728	6,029	6,753	9,689
Charge-offs:
Commercial, financial and agricultural	(1,320)	(732)	(473)	(708)	(2,840)
Real estate	(1,373)	(2,070)	(1,105)	(1,240)	(780)
Installment loans and other	(1,927)	(1,308)	(1,559)	(2,226)	(1,580)

Total charge-offs	(4,620)	(4,110)	(3,137)	(4,174)	(5,200)

Recoveries:
Commercial, financial and agricultural	52	133	71	39	119
Real estate	348	185	68	64	61
Installment loans and other	490	456	477	557	364

Total recoveries	890	774	616	660	544

Net charge-offs	(3,730)	(3,336)	(2,521)	(3,514)	(4,656)

Allowance applicable to Finance Company loans sold	—	—	(97)	—	—

Provision charged to operations	2,128	3,522	2,770	2,790	1,720

Ending balance	$9,312	$10,914	$6,181	$6,029	$6,753

Ratio of net charge-offs to average loans outstanding	0.46	0.44	0.44	0.59	0.74

In 2001, we experienced an unusual and unexpected loan loss of $2.0 million, which is included in the commercial, financial and agricultural category in the above table. A claim related to the loan loss has been filed with the Bank’s insurance carrier; however, no settlement has been reached at this time.

Estimated charge-offs in 2006 (excluding SunCoast and Seasons) are as follows: commercial, financial and agricultural—$400,000; real estate—$1.0 million; and installment loans and other—$1.1 million.

The following table indicates the ratio of allowance for loan losses to loans outstanding at year-end:

	As of December 31,
	2005	2004	2003	2002	2001
Ratio of allowance for loan losses to loans outstanding at year end	1.08	1.32	1.05	1.05	1.10

Determination of Allowance for Loan Losses. The determination of the allowance for loan losses requires significant judgment and is based on management’s assumptions. The balance of the allowance for loan losses reflects management’s best estimate of probable loan losses related to specifically identified loans, as well as probable incurred loan losses in the remaining portfolio. Please refer to Note A.6. in the Notes to Consolidated Financial Statements for additional information regarding our allowance for loan losses.

The following schedule sets forth the components of the allowance for loan losses at December 31, 2005 and 2004. This allocation is based upon the consistent, quarterly evaluation of the adequacy of the allowance for loan losses. The entire allowance for loan losses is available to absorb loan losses in any category.

	2005		2004
	Loan Balance	Allowance for Loan Losses	Loan Balance	Allowance for Loan Losses
	(In thousands)
Allocated component:
Impaired loans	$10,544	$1,293	$4,107	$2,237
Graded loans	19,978	812	44,820	3,805
Homogeneous pools	120,315	855	232,618	2,230
Other loans	709,807	4,768	547,018	1,905
Unallocated component	—	1,584	—	737

	$860,644	$9,312	$828,563	$10,914

The allowance allocated to impaired loans for the periods indicated was based upon the estimated fair value of the underlying collateral. Graded loans are those loans that exhibit some form of weakness. Allocations to this group are based upon the historical loan loss experience of the grades assigned and upon specific allocations to specific loans. An allowance is allocated to the various pools of loans considered to be homogenous based upon the historical loan losses of each pool. Other loans consist of those loans not graded or impaired or considered homogenous.

These loans are grouped by risk assignments, which are based upon consideration of collateral values, borrower financial condition and performance, debt service capacity, cash flows, market share and other indicators. Allocations of the allowance to these loans are based upon historical loan loss experience of loans in each risk assignment.

Investment Activities

We maintain a portfolio of investments to provide liquidity and an additional source of income. The following tables present the book values of securities as of the dates indicated:

	December 31,
	2005	2004	2003
	(In thousands)
U. S. Treasury	$296	$297	$301
U. S. Government agencies and mortgage-backed securities	307,193	315,152	265,719
States and political subdivisions	109,131	121,784	88,491
Other	25,820	28,537	24,424

Total book value	$442,440	$465,770	$378,935

The following table sets forth the maturities of investment and mortgage-backed securities (carrying values) at December 31, 2005, and the weighted-average yield of such securities:

	Weighted-Average Yield(2)(3)
	0 - 1 Year	Yield (%)	1 - 5 Years	Yield (%)	5-10 Years	Yield (%)
	(Dollars in thousands)
Securities:
U. S. Treasury	$197	2.41%	$99	4.03%	$—	—%
U. S. Government agencies	2,735	2.72	35,364	4.68	7,307	4.88
Nontaxable municipals	4,104	6.94	5,259	6.24	30,205	4.98
Taxable municipals(1)	25	3.88	1,145	6.15	763	5.04
Other	1,006	3.68	1,101	5.87	317	6.76

Total	$8,067		$42,968		$38,592

	10+ Years	Yield (%)
U. S. Government agencies	$96	5.18%
Nontaxable municipals	67,630	6.35
Taxable municipals	—	—
Equities	23,396	4.98
Other	—	—

Total	$91,122

	Book Value	Yield (%)
Mortgage-backed securities (4)	$261,691	4.65%

(1)	Interest and yields on tax-exempt obligations are on a taxable equivalent basis, at the statutory rate of 38.25%.
(2)	Average yield on floating rate securities was determined using the current yield.
(3)	Table includes securities classified as available-for-sale and held-to-maturity at carrying values.
(4)	The majority of mortgage-backed securities are backed by U. S. Government agencies.

At December 31, 2005, there were no securities from any issuers in excess of 10% of stockholders’ equity that were not securities of the U. S. Government or U. S. Government agencies.

Deposits

Deposits are our primary source of funds. These deposits consist of checking accounts, regular savings deposits, NOW accounts, money market accounts and certificates of deposit. Deposits are attracted from individuals, partnerships and corporations in our market area. In addition, we obtain deposits from state and local entities and, to a lesser extent, U.S. Government and other depository institutions. Our current deposit policy permits up to 15% brokered deposits and we had approximately $30.7 million in brokered deposits at December 31, 2005, which represents 2.7% of our total deposits.

The following table sets forth the average amount and average interest rates based on daily balances for deposits for the periods indicated.

	2005		2004		2003
	Amount	Rate	Amount	Rate	Amount	Rate
	(Dollars in thousands)
Noninterest—bearing	$152,683	—	$102,391	—	$106,447	—
Interest—bearing demand(1)	381,007	1.40%	379,266	0.90%	314,506	0.90%
Savings	44,149	0.24%	44,186	0.30%	41,815	0.30%
Time	513,254	2.90%	456,851	2.40%	349,082	2.90%

Total	$1,091,093		$982,694		$811,850

(1)	Includes Money Market accounts.

The following table shows time certificates of deposit of $100,000 or more and maturities at December 31, 2005:

	Total	3 Months or Less	3 Months Through 6 Months	6 Months Through 12 Months	Over 12 Months
	(In thousands)
Time certificates of deposit of $100,000 or more	$250,100	$66,588	$50,850	$94,437	$38,225

Competition

The competition in each of Cadence’s markets is strong, based upon interest rates offered on deposit accounts, interest rates charged on loans, other credit and service charges relating to loans, the quality and scope of services provided, the convenience of banking facilities and, in the case of loans to commercial borrowers, relative lending limits.

Cadence and its subsidiaries currently serve six counties and ten municipalities in north central Mississippi. In this area, the Bank competes directly with numerous banking institutions, credit unions, finance companies, brokerage firms, mortgage companies and insurance companies. The competing banking institutions range in asset size from approximately $450.0 million to in excess of $80.0 billion (size of parent companies). Cadence is the largest bank domiciled in its immediate service area. Cadence also serves the cities of Tuscaloosa and Hoover, Alabama, and Memphis, Germantown and Nashville, Tennessee. In these markets, the Bank competes with numerous financial institutions ranging in asset size from approximately $125.0 million to $1.3 trillion (size of parent companies). Cadence also competes with numerous credit unions, finance companies, brokerage firms, mortgage companies and insurance companies in these markets.

The following table shows our deposit share by county:

County	Deposit Share(1)
Clay, MS	28.61%
Jefferson, AL(2)	N/A
Lowndes, MS	34.83
Monroe, MS	21.04
Neshoba, MS	18.70
Noxubee, MS	10.07
Oktibbeha, MS	39.97
Shelby, TN	0.95
Tuscaloosa, AL	6.73
Williamson, TN(3)	N/A

(1)	Deposit data as of June 30, 2005, as published by the FDIC.
(2)	Represented by our de novo branch opened in Hoover, Alabama in October of 2005.
(3)	Represented by our de novo branch opened in Williamson County, Tennessee in March of 2006.

Refer to “Risk Factors,” for discussion of our risks related to competition.

Sources and Availability of Funds

The materials essential to our business consist primarily of funds derived from deposits and other borrowings in the financial markets. The availability of funds is primarily dependent upon the economic policies of the government, the economy in general and the institution’s ability to compete in its markets. Refer to “Risk Factors,” for discussion of risks affecting our business relating to governmental monetary policy, economic conditions, and competition.

Personnel

At December 31, 2005, Cadence had 376 full-time employees and GCM had 43 full-time employees. The Company, Service, Insurance and CNIC did not have any employees at December 31, 2005. Management considers relations with its employees to be good.

MANAGEMENT

Executive Officers

Name	Age	Title
Lewis F. Mallory, Jr(1).	63	Chairman and Chief Executive Officer, NBC Capital Corporation and Cadence

Mark A. Abernathy	49	President and Chief Operating Officer, NBC Capital Corporation and Cadence

Hunter M. Gholson	73	Secretary, NBC Capital Corporation and Cadence

Richard T. Haston	60	Executive Vice President, Chief Financial Officer, and Assistant Secretary, NBC Capital Corporation; Executive Vice President and Chief Financial Officer, Cadence

Shane Williams	38	Vice President and Treasurer; NBC Capital Corporation; Executive Vice President and Treasurer, Cadence

Bobby L. Harper	65	Chairman of the Executive Committee, NBC Capital Corporation and Cadence; Columbus Regional Bank President, Cadence

Tommy M. Tomlinson	53	Vice President, NBC Capital Corporation; Starkville Regional Bank President, Cadence

John R. Davis	50	Vice President, NBC Capital Corporation; Executive Vice President and Manager of Consumer Financial Services, Cadence

Marcus Mallory(1)	38	Vice President, NBC Capital Corporation; Executive Vice President, Credit Administration, Cadence

Terry Jones	60	Vice President, NBC Capital Corporation; Executive Vice President and Chief Information Officer, Cadence

J. Aubrey Adair	37	Vice President and Chief Accounting Officer, NBC Capital Corporation; Senior Vice President and Controller, Cadence

(1)	Mr. Lewis F. Mallory, Jr. is the father of Mr. Marcus Mallory.

Directors

The following table lists the directors of the Company. Each of our directors also serves as a director of the Bank. There are no arrangements or undertakings between us and any director pursuant to which such person has been selected as a director, and no director is related to any other director or executive officer by blood, marriage or adoption, except as disclosed in this table or the executive officer table.

Name	Age(9)	Director Since	Principal Occupation
Mark A. Abernathy(1)(6)(7)	49	1994	President and Chief Operating Officer, Cadence Bank and the Company

David Byars(2)(7)	53	1998	President, Byars Furniture and David Byars Properties

Robert S. Caldwell, Jr.(2)(6)	64	1999	President, Caldwell Furniture & Properties and Brownwell Realty

Robert L. Calvert, III(1)(3)(4)(5)	66	1999	President, Calvert Spalding Engineers, Inc.

Robert A. Cunningham(1)(2)(4)(5)(6)	60	1990	Managing Partner, Valley Farm, a farming, timber and gravel business

J. Nutie Dowdle(1)(3)(4)(5)	62	1990	Chairman of the Board of Dowdle Enterprises

Gregory M. Duckett	46	2005	Senior Vice President and Corporate Counsel, Baptist Memorial Health Care

James C. Galloway, Jr.(5)(6)	53	1997	President, Galloway-Chandler-McKinney Insurance Agency, Inc.

Hunter M. Gholson(1)(5)(7)	73	1974	Partner, Gholson, Hicks & Nichols

James D. Graham(2)(6)(7)	56	2001	President, Grayco, Inc., a commercial real estate company

Bobby L. Harper(1)(6)	65	1977	President, Columbus Region, Cadence Bank and Chairman of Executive Committee of the Company

Clifton S. Hunt	48	2005	President, Standard Construction Company, Inc.

Robert S. Jones(1)(3)(7)	74	1973	Retired auto dealer

Dan R. Lee(2)	58	2004	Chairman, President and CEO, Microtek Medical Holdings, Inc., a manufacturer and distributor of medical products

Lewis F. Mallory, Jr.(1)(5)(6)(7)	63	1969	Chairman of the Board and Chief Executive Officer, Cadence Bank and the Company

Allen B. Puckett, III(1)(3)(4)(5)	55	1987	President & CEO, Columbus Brick Corporation

Dr. James C. Ratcliff(6)(7)	74	1978	Retired physician

Sammy J. Smith(6)(7)(8)	66	1977	President, Smith & Byars Men’s Clothing,

H. Stokes Smith(2)(6)(7)(8)	69	1999	National Sales Manager, The Westmount Corporation, a distributing company

(1)	Member of Executive Committee.
(2)	Member of Audit Committee.
(3)	Member of Compensation Committee.
(4)	Member of Nominating and Corporate Governance Committee.
(5)	Member of Capital Planning Committee.
(6)	Member of Compliance Committee.
(7)	Member of Trust Investment Committee.
(8)	Mr. Sammy J. Smith and Mr. H. Stokes Smith are brothers.
(9)	We have a mandatory retirement age of 75.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain of our directors and officers, and businesses with which they are associated, or members of their immediate families, are customers of our Bank and had transactions with us in the ordinary course of its business during the year ended December 31, 2005. As of December 31, 2005, the aggregate principal amount of indebtedness (including unfunded commitments) owed to our Bank by these related parties was $39,955,869. This indebtedness comprised approximately 4.65% of the total currently outstanding loans as of December 31, 2005. In the opinion of our board, such transactions were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and do not involve more than the normal risk of collectibility or present other unfavorable features.

Under Section 402 of the Sarbanes-Oxley Act of 2002, loans to executive officers are generally prohibited. However, the law exempts any loan made or maintained by an insured depository institution if the loan is subject to the insider lending restrictions of Section 22(h) of the Federal Reserve Act. All loans to executive officers made by our Bank are subject to the above referenced section of the Federal Reserve Act. All such loans are included in the total of related party transactions discussed in the preceding paragraph.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below shows, as of March 31, 2006, the number of shares of our common stock beneficially owned by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of common stock, each director, all executive officers, and all directors and executive officers as a group. Unless otherwise noted, the named persons have sole voting and investment power with respect to the shares indicated. The business address for each of the executive officers listed below is 301 East Main Street, Starkville, Mississippi 39759.

Name	Number of Shares Beneficially Owned(A)	Percentage Ownership(B)	Options Exercisable Within 60 Days(C)
Mark Abernathy(1)	18,084	*	39,999
David Byars(2)	15,627	*	—
Robert S. Caldwell	52,651	*	—
Robert L. Calvert, III(3)	142,414	1.7%	—
Robert A. Cunningham(4)	109,571	1.3%	—
J. Nutie Dowdle	125,867	1.5%	—
Gregory M. Duckett	1,000	*	—
James C. Galloway, Jr.(5)	95,689	1.2%	—
Hunter M. Gholson(6)	78,597	*	—
James D. Graham	45,799	*	—
Bobby L. Harper(7)	44,220	*	12,000
Clifton S. Hunt(8)	5,400	*	13,013
Robert S. Jones	35,992	*	—
Dan R. Lee	1,200	*	—
Lewis F. Mallory, Jr.(9)	129,460	1.6%	99,999
Allen B. Puckett, III(10)	176,557	2.2%	—
Dr. James C. Ratcliff(11)	7,397	*	—
H. Stokes Smith(12)	36,185	*	—
Sammy J. Smith	5,968	*	—
Richard T. Haston(13)	6,775	*	26,001
Marcus E. Mallory(14)	1,659	*	10,000
Directors and executive officers as a group (23 persons)	1,252,417	15.3%	201,012

*	Less than one percent
(A)	For the purposes of this table, an individual is considered to “beneficially own” any share of our common stock which he or she, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares: (1) voting power, which includes the power to vote, or to direct the voting of, such security; and/or (2) investment power, which includes the power to dispose, or to direct the disposition of, such security. In addition, an individual is deemed to be the beneficial owner of any share of our common stock of which he has the right to acquire voting or investment power within 60 days of March 31, 2006.
(B)	Based upon 8,186,724 shares of common stock outstanding as of March 31, 2006.
(C)	Options to acquire our common stock were granted in 2001, 2002 and 2004. All options shown in this column are vested and exercisable within 60 days.
(1)	Includes 662 shares held by our employee stock ownership plan with respect to which Mr. Abernathy has voting power and 2,469 shares held by our Salary Reduction Thrift Plan with respect to which Mr. Abernathy has both voting and investment authority. Also, includes 2,104 shares held in trust for the benefit of his wife, as to which he disclaims beneficial ownership.
(2)

Includes 2,882 shares owned by Mr. Byars’ wife, 1,932 shares over which Mr. Byars serves as custodian for his children, 5,833 shares held through a profit sharing plan, 266 shares held in a business investment account, 778 shares held by family exempt trust, 1,333 held by a marital income trust, and 200 shares held for benefit of his wife over all of which Mr. Byars exercises investment and voting control. Also includes 837 shares held in a trust for his mother, over which, Mr. Byars serves as trustee and exercises investment and voting control.

(3)	Includes 40,712 shares held by two companies over which Mr. Calvert has sole investment and voting control, and 1,561 shares owned by Mr. Calvert’s wife, as to which he disclaims beneficial ownership.
(4)	Includes 21,829 shares held in a trust with respect to which Mr. Cunningham has shared voting and investment power and 72,730 shares owned by a partnership as to which Mr. Cunningham has sole voting and investment power.
(5)	Includes 11 shares held by our employee stock ownership plan with respect to which Mr. Galloway has voting power and 290 shares held by the Salary Reduction Thrift Plan with respect to which Mr. Galloway has both voting and investment authority.
(6)	Includes 8,000 shares held in trust and 13,426 shares held by Mr. Gholson’s wife, as to which he disclaims beneficial ownership. Also, includes 2,666 shares in a limited liability corporation and 5,666 shares in trust over which Mr. Gholson has sole voting and investment power.
(7)	Includes 42,431 shares held by our employee stock ownership plan with respect to which Mr. Harper has voting power and 1,788 shares held by the Salary Reduction Thrift Plan with respect to which Mr. Harper has both voting and investment authority.
(8)	Includes 1,000 shares owned by a company as to which Mr. Hunt has sole voting and investment power. Also includes 2,000 shares held in an IRA for Mr. Hunt’s wife as to which he disclaims beneficial ownership.
(9)	Includes 58,619 shares held by our employee stock ownership plan with respect to which Mr. Mallory has voting power and 2,652 shares held by the Salary Reduction Thrift Plan with respect to which Mr. Mallory has both voting and investment authority.
(10)	Includes 9,557 shares owned by a corporation, over which Mr. Puckett has sole voting and investment authority. Also, includes 6,000 shares owned by Mr. Puckett’s wife as to which he disclaims beneficial ownership.
(11)	Includes 1,717 shares owned by Dr. Ratcliff’s wife as to which he disclaims beneficial ownership.
(12)	Includes 12,490 shares owned by Mr. Smith’s wife as to which he disclaims beneficial ownership.
(13)	Includes 221 shares held by our employee stock ownership plan with respect to which Mr. Haston has voting power and 2,031 held by the Salary Reduction Thrift Plan with respect to which Mr. Haston has both voting and investment authority. Also includes 200 shares held in an IRA for Mr. Haston’s wife as to which he disclaims beneficial ownership.
(14)	Includes 67 shares held by our employee stock ownership plan with respect to which Mr. Mallory has voting power and 124 held by the Salary Reduction Thrift Plan with respect to which Mr. Mallory has both voting and investment authority. Also, includes 61 shares held in an IRA for Mr. Malory’s wife as to which he disclaims beneficial ownership.

UNDERWRITING

We have entered into an underwriting agreement with the underwriters named below with respect to the common stock to be offered in this offering. Subject to the terms and conditions contained in the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares of common stock set forth opposite its name in the following table.

Name of Underwriter	Number of Shares
Keefe, Bruyette & Woods, Inc.	1,660,800
SunTrust Capital Markets, Inc.	415,200
Sandler O’Neill & Partners, L.P.	108,000
FTN Midwest Securities Corp.	84,000
Cohen Brothers & Company	84,000
Sterne, Agee & Leach, Inc.	48,000
Total	2,400,000

The underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares of our common stock, but is not responsible for the commitment of any other underwriters. The underwriting agreement provides that each of the underwriter’s obligations to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us to the underwriters are true;

•	there is no material adverse change in the financial markets; and

•	we deliver customary closing documents to the underwriters.

The underwriters are committed to purchase and pay for all shares of our common stock offered by this prospectus, if any such shares are taken. However, the underwriters are not obligated to take or pay for the shares of our common stock covered by the underwriters’ over-allotment option described below, unless and until this option is exercised.

Our common stock is currently quoted and traded on the American Stock Exchange under the symbol “NBY.”

Over-Allotment Option

We have granted the underwriters an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of 360,000 additional shares of common stock at the public offering price, less the underwriting discount and commissions set forth on the cover page of this prospectus. We will be obligated to sell these shares of common stock to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares are purchased, the underwriters will offer the additional shares on the same terms as that on which the shares are being offered.

Commissions and Expenses

The underwriters propose to offer the common stock directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $0.702 per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $0.100 per share on sales to other brokers and dealers. After the public offering of the common stock, the underwriters may change the offering price and other selling terms.

The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share	Total Without Over-Allotment Exercise	Total With Over-Allotment Exercise
Public offering price	$19.50	$46,800,000	$53,820,000
Underwriting discount payable by us	$1.17	$2,808,000	$3,229,200
Proceeds before expenses	$18.33	$43,992,000	$50,590,800

We estimate that the total expenses of this offering, exclusive of underwriting discounts and commissions, will be approximately $300,000, and are payable by us.

Lock-Up Agreements

We, and each of our directors and executive officers have agreed, for a period of 180 days after the date of the underwriting agreement, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, or to enter into any swap or any other agreement or any transaction that transfers the economic consequences of ownership of our common stock, without, in each case, the prior written consent of Keefe, Bruyette & Woods, Inc., on behalf of the underwriters subject to certain specified exceptions. These restrictions expressly preclude us, and our executive officers and directors, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise.

The 180-day restricted period described above is subject to extension under limited circumstances. In the event either (1) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 180-day restricted period and ends on the last day of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the earnings release is issued or the material news or material event related to us occurs.

Indemnity

We have agreed to indemnify the underwriters and persons who control the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•

Over-allotment transactions involve sales by the underwriters of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase common stock through exercise of the over-allotment option. If the underwriters sell more common stock than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the American Stock Exchange, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriters and any selling group members who are qualified on the American Stock Exchange may engage in passive market making transactions in our common stock on the American Stock Exchange in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, and before the commencement of offers or sales of the common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Our Relationship with the Underwriter

The common stock is being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of certain legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

Keefe, Bruyette & Woods, Inc. has performed and expects to continue to perform financial advisory and investment banking services for us in the ordinary course of their respective businesses, and may have received, and may continue to receive, compensation for those services. In addition, we expect to pay the underwriter a fee for services rendered in connection with the SunCoast and Seasons acquisitions.

We also have certain relationships with SunTrust Capital Markets, Inc. and its affiliates. The commercial relationships that we have with SunTrust and its affiliates include a $30.0 million revolving credit commitment from SunTrust Bank, N.A., secured by 51.0% of Cadence Bank stock, which restricts borrowing to $15.0 million for general corporate purposes; however, borrowing is unrestricted up to the $30.0 million limit with respect to use for acquisitions. This credit commitment requires us to pay SunTrust Bank a commitment fee equal to 0.10% per annum on the average daily unborrowed amount. On January 30, 2006, Cadence Bank entered into a $10.0 million interest rate swap with SunTrust Bank, which matures on February 1, 2007 and on April 1, 2006, Cadence Bank entered into an additional $10.0 million interest rate swap which will mature on October 3, 2007. Cadence Bank has also extended a guidance line for letters of credit (of which there are none outstanding) and a guidance line for unsecured swap exposure with SunTrust Bank. SunTrust Bank also serves as our transfer agent. Additionally, SunTrust Capital Markets, Inc. provided advisory services in connection with our acquisition of Seasons and it will receive a fee from Seasons if the transaction closes.

We have certain relationships with FTN Midwest Securities Corp. and its affiliates. We, through our subsidiary Cadence Bank, have a correspondent relationship with FTN Financial Group, a division of First Tennessee Bank National Association, which provides back office and compliance services in connection with brokerage services conducted by Cadence Bank.

At our request, the underwriters have reserved shares of our common stock for sale in a directed share program to our directors, officers and employees, and other persons with whom we have a business relationship, who have expressed an interest in participating in this offering. These persons will not purchase more than five percent of the shares of the common stock offered in this offering. Any reserved shares that are not purchased may be reallocated to other persons for whom such shares are reserved, or sold to the general public. The number of shares available for sale to the general public will be reduced to the extent persons purchase these reserved shares. Those purchases will be made on the same terms and conditions as purchasers unrelated to us and the shares under this program will be subject to a 180-day lock-up arrangement.

LEGAL MATTERS

The validity of the shares of common stock to be issued in this offering and certain other legal matters will be passed upon for us by Adams and Reese LLP. The underwriters are being represented in connection with this offering by Alston & Bird LLP, Atlanta, Georgia.

EXPERTS

The consolidated financial statements of NBC Capital and its subsidiaries as of December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005, have been incorporated by reference herein in reliance on the reports with respect to the consolidated financial statements, management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of T. E. Lott & Company, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

WHERE TO FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act, and file reports and other information about our company, including annual, quarterly and current reports, and proxy statements with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. In addition, we maintain a website at http://www.cadencebanking.com and make available free of charge on this website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

We have filed a registration statement on Form S-3 to register with the SEC the shares of common stock to be issued in this offering. This prospectus, which is part of the registration statement, omits some the information included in the registration statement as permitted by the rules and regulations of the SEC. For further information about us and the common stock, you should refer to the registration statement and its exhibits. You can obtain a copy of the full registration statement from the SEC as described above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference contains important information about our company and its finances, and is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. Absent unusual circumstances, we will have no obligation to amend this prospectus, other than filing subsequent information with the SEC. The information included elsewhere in this prospectus and the following information incorporated by reference is considered to be a part of this prospectus:

(1) Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on March 14, 2006;

(2) Our Current Reports on Form 8-K filed with the SEC on March 17, 2006, March 22, 2006 and April 13, 2006; and

(3) The description of the our common stock, par value $1.00 per share, contained in our Form 8-A (Commission File No. 001-15773) filed with the SEC on March 29, 2000, including all amendments and reports filed for purposes of updating such description.

We are also incorporating by reference into this prospectus any filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the filing of a post-effective amendment to this registration statement which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or replaced for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein) modifies or replaces such statement. Any statement so modified or replaced shall not be deemed, except as so modified or replaced, to constitute a part hereof.

Notwithstanding the foregoing, the information furnished under Items 2.01 and 7.01 of any Current Report on Form 8-K, including the related exhibits, is not incorporated by reference in this prospectus or the accompanying registration statement.

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We will provide to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus. To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write to Richard T. Haston, NBC Plaza, 301 East Main Street, Starkville, MS 39759, (662) 343-1341. The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus. Please see the section entitled “Where You Can Find More Information.”

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the

Board of Directors and Shareholders

NBC Capital Corporation

We have audited the accompanying consolidated balance sheets of NBC Capital Corporation and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of NBC Capital Corporation and subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of NBC Capital Corporation’s internal control over financial reporting as of December 31, 2005, based on criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 8, 2006, expressed an unqualified opinion thereon.

/s/ T. E. LOTT & COMPANY

Columbus, Mississippi

February 8, 2006

(February 26, 2006, as to Note W)

NBC CAPITAL CORPORATION

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2005 AND 2004

	2005	2004
	(In thousands)
ASSETS:
Cash and due from banks	$37,053	$20,469
Interest-bearing deposits with banks	4,745	4,600
Federal funds sold	1,324	24,358

Total cash and cash equivalents	43,122	49,427

Securities available-for-sale	407,532	426,492
Securities held-to-maturity (estimated fair value of $25,681 in 2005 and $27,728 in 2004)	23,755	25,445
Other securities	11,153	13,833

Total securities	442,440	465,770

Loans	860,644	828,563
Less allowance for loan losses	(9,312)	(10,914)

Net loans	851,332	817,649

Interest receivable	8,765	7,663
Premises and equipment	19,243	18,609
Goodwill and other intangible assets	39,654	40,659
Other assets	41,561	39,796

Total Assets	$1,446,117	$1,439,573

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Noninterest-bearing deposits	$167,023	$152,868
Interest-bearing deposits	954,661	963,505

Total deposits	1,121,684	1,116,373
Interest payable	2,438	1,893
Federal funds purchased and securities sold under agreements to repurchase	58,571	26,799
Subordinated debentures	37,114	37,114
Other borrowed funds	97,822	132,403
Other liabilities	11,504	10,225

Total Liabilities	1,329,133	1,324,807

Shareholders’ equity:
Common stock - $1 par value, authorized 50,000,000 shares in 2005 and 2004; issued 9,615,806 shares in 2005 and 2004	9,616	9,616
Surplus	53,749	53,729
Retained earnings	89,516	83,767
Accumulated other comprehensive income (loss)	(8,160)	(4,374)
Treasury stock, at cost	(27,737)	(27,972)

Total shareholders’ equity	116,984	114,766

Total Liabilities and Shareholders’ Equity	$1,446,117	$1,439,573

The accompanying notes are an integral part of these statements.

NBC CAPITAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31,

	2005	2004	2003
	(In thousands, except per share data)
INTEREST INCOME
Interest and fees on loans	$53,035	$43,242	$34,073
Interest and dividends on securities:
Taxable	14,433	13,667	11,874
Tax-exempt	5,047	5,129	5,368
Other	669	346	262

Total interest income	73,184	62,384	51,577

INTEREST EXPENSE
Interest on time deposits of $100,000 or more	7,960	4,867	4,108
Interest on other deposits	12,367	9,393	8,730
Interest on borrowed funds	7,643	6,926	5,043

Total interest expense	27,970	21,186	17,881

Net interest income	45,214	41,198	33,696
Provision for loan losses	2,128	3,522	2,770

Net interest income after provision for loan losses	43,086	37,676	30,926

OTHER INCOME
Service charges on deposit accounts	7,952	8,581	7,774
Insurance commissions, fees, and premiums	4,578	4,367	4,256
Other service charges and fees	2,481	2,426	1,858
Trust Department income	2,219	2,061	1,878
Mortgage loan fees	838	1,202	2,044
Securities gains (losses), net	159	223	1,376
Bank owned life insurance income	641	748	850
Other	1,067	499	609

Total other income	19,935	20,107	20,645

OTHER EXPENSE
Salaries	20,294	18,893	16,020
Employee benefits	4,640	4,522	3,848
Net occupancy	2,958	2,699	2,186
Furniture and equipment	3,214	3,162	2,471
Communications	981	1,102	875
Data processing	1,520	1,170	764
Advertising	728	774	812
Professional fees	1,286	1,494	894
Intangible amortization	1,275	1,154	—
Other	7,849	6,757	5,684

Total other expense	44,745	41,727	33,554

Income before income taxes	18,276	16,056	18,017
Income taxes	4,522	3,757	4,492

Net income	$13,754	$12,299	$13,525

Net income per share:
Basic	$1.68	$1.51	$1.65
Diluted	$1.68	$1.50	$1.65

The accompanying notes are an integral part of these statements.

NBC CAPITAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	Comprehensive Income	Common Stock	Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
	(In thousands)
Balance, January 1, 2003		$9,616	$51,413	$73,297	$(27,341)	$4,122	$111,107
Comprehensive income:
Net income for 2003	$13,525	—	—	13,525	—	—	13,525
Net change in unrealized gains (losses) on securities available-for-sale, net of tax	(5,618)	—	—	—	—	(5,618)	(5,618)

Comprehensive income	$7,907

Cash dividends declared, $.92 per share		—	—	(7,519)	—	—	(7,519)
Purchase of treasury stock		—	—	—	(430)	—	(430)
Exercise of stock options		—	(13)	—	50	—	37

Balance, December 31, 2003		9,616	51,400	79,303	(27,721)	(1,496)	111,102
Comprehensive income:
Net income for 2004	$12,299	—	—	12,299	—	—	12,299
Net change in unrealized gains (losses) on securities available-for-sale, net of tax	(2,878)	—	—	—	—	(2,878)	(2,878)

Comprehensive income	$9,421

Cash dividends declared, $.96 per share		—	—	(7,835)	—	—	(7,835)
Purchase of treasury stock		—	—	—	(346)	—	(346)
Exercise of stock options		—	(1)	—	95	—	94
Intrinsic value of stock options converted to affect acquisition		—	354	—	—	—	354
Tax benefit of stock options purchased to affect acquisition		—	1,976	—	—	—	1,976

Balance, December 31, 2004		9,616	53,729	83,767	(27,972)	(4,374)	114,766
Comprehensive income:
Net income for 2005	$13,754	—	—	13,754	—	—	—
Net change in unrealized gains (losses) on securities available-for-sale, net of tax	(3,786)	—	—	—	—	(3,786)	(3,786)

Comprehensive income	$9,968

Cash dividends declared, $.98 per share		—	—	(8,005)	—	—	(8,005)
Exercise of stock options		—	20	—	235	—	225

Balance, December 31, 2005		$9,616	$53,749	$89,516	$(27,727)	$(8,160)	$116,984

The accompanying notes are an integral part of these statements.

NBC CAPITAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31,

	2005	2004	2003
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$13,754	$12,299	$13,525
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,041	3,577	1,920
Deferred income taxes	(163)	517	759
Provision for loan losses	2,128	3,522	2,770
Increase in cash value of life insurance, net	(661)	(705)	(850)
Securities amortization and accretion, net	2,044	2,053	2,577
FHLB discount accretion	(274)	(255)	—
Tax benefit of stock options purchased to affect acquisition	—	1,976	—
Gains on sale of securities, net	(159)	(223)	(1,376)
Changes in:
Interest receivable	(1,102)	(1,351)	1,293
Other assets	232	(6,326)	4,359
Interest payable	545	637	(370)
Other liabilities	2,133	263	(1,045)

Net cash provided by operating activities	22,518	15,984	23,562

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Cash paid in excess of cash equivalents for acquisition	—	(43,291)	—
Purchases of securities available-for-sale	(63,132)	(182,005)	(268,634)
Purchases of other securities	(387)	(1,490)	(722)
Proceeds from sales of securities available-for-sale	23,345	33,961	114,705
Proceeds from sale of securities held-to-maturity	3,066	7,890	—
Proceeds from maturities and calls of securities available-for-sale	51,067	102,772	154,357
Proceeds from maturities and calls of securities held-to-maturity	1,750	5,299	5,556
(Increase) decrease in loans	(35,811)	(24,778)	(14,117)
Additions to premises and equipment	(2,893)	(2,974)	(1,679)
Surrender of bank-owned life insurance	—	—	251
Investment in unconsolidated statutory trust	—	—	(928)
Investment in limited partnership	—	—	(814)

Net cash used in investing activities	(22,995)	(104,616)	(12,025)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Increase (decrease) in deposits	5,311	71,220	(1,608)
Dividends paid on common stock	(7,921)	(7,837)	(7,359)
Net change in federal funds purchased and securities sold under agreement to repurchase	31,772	395	(7,629)
Proceeds from issuance of long-term debt	10,000	84,500	20,000
Repayment of long-term debt	(45,245)	(88,222)	(23,734)
Proceeds from issuance of subordinated debentures, net of issue cost	—	—	30,523
Exercise of stock options	255	94	37
Acquisition of stock	—	(346)	(430)

Net cash (used in) provided by financing activities	(5,828)	59,804	9,800
Net increase (decrease) in cash and cash equivalents	(6,305)	(28,828)	21,337
Cash and cash equivalents at beginning of year	49,427	78,255	56,918

Cash and cash equivalents at end of year	$43,122	$49,427	$78,255

The accompanying notes are an integral part of these statements.

NBC CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A – SUMMARY OF ACCOUNTING POLICIES

NBC Capital Corporation (the “Corporation”) and its subsidiaries follow accounting principles generally accepted in the United States of America, including, where applicable, general practices within the banking industry.

1. Basis of Presentation

The consolidated financial statements include the accounts of the Corporation and Cadence Bank, N.A. (“Cadence” or the “Bank”), formerly National Bank of Commerce (“NBC”), a wholly-owned subsidiary of the Corporation, Enterprise Bancshares, Inc. (“Enterprise”), a wholly-owned subsidiary of the Corporation, Galloway-Chandler-McKinney Insurance Agency, Inc. (“GCM”), a wholly-owned subsidiary of Cadence, NBC Insurance Services of Alabama, Inc., a wholly-owned subsidiary of Cadence, NBC Service Corporation, a wholly-owned subsidiary of Cadence, and Commerce National Insurance Company (“CNIC”), a wholly-owned subsidiary of NBC Service Corporation.

Significant intercompany accounts and transactions have been eliminated.

2. Nature of Operations

The Corporation is a financial holding company. Its primary asset is its investment in Cadence, its subsidiary bank. Cadence operates under a national bank charter and is subject to regulation by the Office of the Comptroller of the Currency. Cadence provides full banking services to the north central region of Mississippi, the Tuscaloosa and Hoover (Birmingham MSA), Alabama market areas, and the eastern portion of the Memphis, Tennessee market area.

The Corporation acquired Enterprise National Bank (“ENB”) and its parent company, Enterprise, in April 2004. ENB was merged into Cadence in November 2005. Enterprise is an inactive subsidiary of the Corporation.

GCM operates insurance agencies in Cadence’s Mississippi market area. NBC Insurance Services of Alabama, Inc., sells annuity contracts in Alabama. The primary asset of NBC Service Corporation is its investment in CNIC, a life insurance company. NBC Service Corporation owned 79% of CNIC until 2005, when it purchased the outstanding minority interest.

3. Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. Securities

Securities are accounted for as follows:

Securities Available-for-Sale

Securities classified as available-for-sale are those securities that are intended to be held for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including movements in interest rates, liquidity needs, security risk assessments, changes in the mix of assets and liabilities and other similar factors. These securities are carried at their estimated fair value, and the net unrealized gain or loss is reported as accumulated other comprehensive income, net of tax, until realized. Premiums and discounts are recognized in interest income using the interest method.

Gains and losses on the sale of securities available-for-sale are determined using the adjusted cost of the specific security sold.

Securities Held-to-Maturity

Securities classified as held-to-maturity are those securities for which there is a positive intent and ability to hold to maturity. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method.

Trading Account Securities

Trading account securities are securities that are held for the purpose of selling them at a profit. There were no trading account securities on hand at December 31, 2005 and 2004.

Other Securities

Other securities are carried at cost and are restricted in marketability. Other securities consist of required investments in the Federal Home Loan Bank and Federal Reserve Bank.

Derivative Instruments

Derivative securities are accounted for under the requirements of FASB Statement No. 133. During 2005, the Corporation entered into a structured repurchase transaction with an embedded floor. This derivative instrument was accounted for as an embedded derivative.

5. Loans

Loans are carried at the principal amount outstanding adjusted for the allowance for loan losses, net deferred origination fees, and unamortized discounts and premiums. Interest income on loans is recognized based on the principal balance outstanding and the stated rate of the loan.

A loan is considered to be impaired when it appears probable that the entire amount contractually due will not be collected. Factors considered in determining impairment include payment status, collateral values, and the probability of collecting scheduled payments of principal and interest when due. Generally, impairment is measured on a loan-by-loan basis using the fair value of the supporting collateral.

Loans are generally placed on a nonaccrual status when principal or interest is past due ninety days or when specifically determined to be impaired. When a loan is placed on nonaccrual status, interest accrued but not received is generally reversed against interest income. If collectibility is in doubt, cash receipts on nonaccrual loans are used to reduce principal rather than recorded as interest income. Past due status is determined based upon contractual terms.

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield on the related loan. Premiums and discounts on purchased loans are recognized as an adjustment of yield over the contractual life of the loan.

6. Allowance for Loan Losses

The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio and is based on the size and current risk characteristics of the loan portfolio, an assessment of individual problem loans, actual and anticipated loss experience, current economic events, internal and regulatory loan reviews, and other pertinent factors, including regulatory guidance and general economic conditions. Determination of the allowance is inherently subjective, as it requires significant estimates, including the evaluation of collateral supporting impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends, all of which may be susceptible to significant change. When management believes the collectibility of a loan is unlikely, the loss is charged off against the allowance, while any recovery of an amount previously charged off is credited to the allowance. A provision for loan losses is charged to operations based on management’s periodic evaluation of the factors previously mentioned.

The allowance for loan losses consists of an allocated component and an unallocated component. The components of the allowance for loan losses represent an estimation made pursuant to either Financial Accounting Standards Board (“FASB”) Statement No. 5, “Accounting for Contingencies,” or FASB Statement No. 114, “Accounting by Creditors for Impairment of a Loan.” The allocated component of the allowance for loan losses reflects expected losses resulting from an analysis developed through specific credit allocations for individual loans and historical loss experience for each loan category. The specific allocations are based on a regular review of all loans over a fixed-dollar amount and where the internal credit rating is at or below a predetermined classification. The historical loan loss element is determined statistically using loss experience and the related internal gradings of loans charged off. The analysis is performed quarterly and loss factors are updated regularly based on actual experience. The allocated component of the allowance for loan losses also includes consideration of the amounts necessary for any concentrations and changes in portfolio mix and volume.

The unallocated portion of the allowance reflects management’s estimate of probable inherent but undetected losses within the portfolio due to uncertainties in economic conditions, changes in collateral values, unfavorable information about a borrower’s financial condition, and other external credit risk factors.

7. Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are determined using the straight-line method at rates calculated to depreciate or amortize the cost of assets over their estimated useful lives.

Maintenance and repairs of property and equipment are charged to operations, and major improvements are capitalized. Upon retirement, sale, or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and any gains or losses are included in operations.

8. Other Real Estate

Other real estate consists of properties acquired through foreclosure and, as held for sale property, is recorded at the lower of the outstanding loan balance or current appraisal less estimated costs to sell. Any write-down to fair value required at the time of foreclosure is charged to the allowance for loan losses. Subsequent gains or losses on other real estate are reported in other operating income or expenses.

9. Goodwill and Other Intangible Assets

Goodwill represents the cost of acquired institutions in excess of the fair value of the net assets acquired. In accordance with FASB Statement No. 142, “Goodwill and Other Intangible Assets,” the Corporation does not amortize goodwill but performs periodic testing of goodwill for impairment. If impaired, the asset is written down to its estimated fair value.

Other identifiable intangible assets consist primarily of the core deposit premium arising from acquisitions. The core deposit premium was established using the discounted cash flow approach and is being amortized using an accelerated method over the estimated remaining life of the acquired core deposits.

10. Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently payable plus deferred taxes related primarily to differences between the bases of assets and liabilities as measured by income tax laws and their bases as reported in the financial statements. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Tax credits are recognized as a reduction of the current tax provision in the period they may be utilized.

The Corporation and its subsidiaries file consolidated income tax returns. The subsidiaries provide for income taxes on a separate return basis and remit to the Corporation amounts determined to be payable.

11. Trust Assets

Except for amounts included in deposits, assets of the Trust Department are not included in the accompanying balance sheets.

12. Advertising Costs

Advertising costs are expensed in the period in which they are incurred.

13. Employee Benefits

Employees hired prior to January 1, 2001, participate in a noncontributory defined benefit pension plan. The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service and compensation. Contributions to the plan reflect benefits attributed to employees’ services to date, as well as services expected to be earned in the future. The annual pension cost charged to expense is actuarially determined in accordance with the provisions of FASB Statement No. 87, “Employers’ Accounting for Pensions.” The plan was amended effective January 1, 2001, to close participation in the plan. Employees hired subsequent to December 31, 2000, are not eligible to participate. Current participants continue to accrue benefits, but benefits accrued are offset by contributions to the profit sharing plan.

On January 1, 2001, the Corporation and its subsidiaries adopted a defined contribution profit sharing plan. Employer contributions are made annually equal to 3% of each participant’s base pay. Participant accounts are 100% vested upon completion of five years of service.

The Corporation and its subsidiaries provide a deferred compensation arrangement [401(k)] plan whereby employees contribute a percentage of their compensation. The Plan provides for matching contributions of fifty percent of employee contributions of six percent or less for employees with less than twenty years of service. For employees with service of twenty years or more, the matching contribution is seventy-five percent of employee contributions of six percent or less.

Employees participate in a nonleveraged Employee Stock Ownership Plan (“ESOP”) through which common stock of the Corporation is purchased at its market price for the benefit of employees. Effective January 1, 2001, the ESOP plan was amended to freeze the plan and to allow no new entrants into the ESOP. All participants at December 31, 2000, became 100% vested in their accounts. The ESOP is accounted for in accordance with Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans.”

The Corporation has a supplemental retirement plan that originated from an acquired bank for certain directors and officers of that acquired bank. Life insurance contracts have been purchased which may be used to fund payments under the plans. The annual cost charged to expense and the estimated present value of the projected payments are actuarially determined in accordance with the provisions of FASB Statement No. 87, “Employers’ Accounting for Pensions.”

The Corporation has entered into agreements with certain senior officers to establish an indexed retirement plan. Benefit amounts are based on additional earnings from bank owned life insurance (“BOLI”) policies compared to the yield on treasury securities. Benefit payments are not guaranteed because there may not be a positive spread between BOLI earnings and the yield on selected treasury securities. However, life insurance assets have historically generated more net earnings than treasury securities. The annual cost charged to expense and the estimated present value of the projected payments are determined in accordance with the provisions of Accounting Principles Board (“APB”) No. 12 relating to deferred compensation contracts.

The Corporation provides a voluntary deferred compensation plan for certain of its executive and senior officers. Under this plan, the participants may defer up to 25% of their annual compensation. The Corporation may, but is not obligated to contribute to the plan. Amounts contributed to this plan are credited to a separate booking account for each participant and are subject to a risk of loss in the event of the Corporation’s insolvency. The Corporation made no contributions to this plan in 2004 or 2005.

The Corporation provides an employee stock benefit plan whereby 11,245 shares of the Corporation’s stock have been assigned for the benefit of certain key employees. Under the terms of the plan, retirement or similar payments will be equal to the fair market value of the stock plus all cash dividends paid since the adoption of the agreement. An expense was recorded at the establishment date based on the market value of the stock. Any increase or decrease in the value of the stock is recorded as an adjustment to employee benefits expense.

14. Other Assets

Financing costs related to the issuance of junior subordinated debentures and the origination cost of the Corporation’s revolving line of credit have been capitalized and are being amortized over the life of the respective instruments and are included in other assets.

The Corporation has invested in a low income housing partnership as a 99% limited partner. The partnership has qualified to receive annual low income housing federal tax credits that are recognized as a reduction of current tax expense. The investment is accounted for using the equity method.

The Corporation invests in BOLI, which involves the purchasing of life insurance on a chosen number of employees. The Corporation is the owner of the policies and, accordingly, the cash surrender value of the policies is included in other assets, and increases in cash surrender values are reported as income.

15. Stock Options

Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at the date of grant.

The following table illustrates the effect on net income and net income per share as if expense was measured using the fair value recognition provisions of FASB Statement No. 123, “Accounting for Stock-Based Compensation.”

	Years Ended December 31,
	2005	2004	2003
	(In thousands, except per share data)
Net income as reported	$13,754	$12,299	$13,525
Deduct stock-based compensation expense determined under fair value based method	369	261	181

Pro forma net income	$13,385	$12,038	$13,344

Basic net income per share as reported	$1.68	$1.51	$1.65
Pro forma basic net income per share	1.64	1.47	1.63

Diluted net income per share as reported	1.68	1.50	1.65
Pro forma diluted net income per share	1.64	1.47	1.63

The estimated fair value of the options granted under the stock option plan during the years ended December 31, 2005 and 2004 was computed using the Black-Scholes option-pricing model using the following assumptions: dividend yield of 3.75% for both years, expected volatility of 31% for 2005 and 32% for 2004, risk-free interest rate of 4.48% for both years, and expected life of 8 years for 2005 and 7.56 years for 2004. No grants were issued during the year ended December 31, 2003.

As of December 31, 2005, all outstanding options had been vested. See Note L for additional information concerning the current status of the Corporation’s stock options.

16. Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks, interest-bearing deposits with banks, and federal funds sold. Generally, federal funds are sold for one to seven day periods.

17. Net Income Per Share

Basic net income per share computations are based upon the weighted average number of common shares outstanding during the periods. Diluted net income per share computations are based upon the weighted average number of common shares outstanding during the periods plus the dilutive effect of outstanding stock options.

Presented below is a summary of the components used to calculate basic and diluted net income per share for the years ended December 31, 2005, 2004, and 2003:

	Years Ended December 31,
	2005	2004	2003
	(In thousands, except per share data)
Basic Net Income Per Share
Weighted average common shares outstanding	8,166	8,162	8,174

Net income	$13,754	$12,299	$13,525

Basic net income per share	$1.68	$1.51	$1.65

Diluted Net Income Per Share
Weighted average common shares outstanding	8,166	8,162	8,174
Net effect of the assumed exercise of stock options based on the treasury stock method	16	39	13

Total weighted average common shares and common stock equivalents outstanding	8,182	8,201	8,187

Net income	$13,754	$12,299	$13,525

Diluted net income per share	$1.68	$1.50	$1.65

18. Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Corporation enters into off-balance sheet financial instruments consisting of commitments to extend credit, credit card lines, standby letters of credit and commitments to purchase securities. Such financial instruments are recorded in the financial statements when they are exercised.

19. Business Segments

FASB Statement No. 131, “Disclosures About Segments of an Enterprise and Related Information,” requires public companies to report (i) certain financial and descriptive information about their reportable operating segments (as defined) and (ii) certain enterprise-wide financial information about products and services, geographic areas, and major customers. Management believes the Corporation’s principal activity is commercial banking and that other activities are not considered significant segments.

20. Reclassifications

Certain amounts reported in prior years have been reclassified to conform with the 2005 presentation. These reclassifications did not impact the Corporation’s consolidated financial condition or results of operations.

21. Recent Accounting Pronouncements

In December 2004, the FASB issued Statement No. 123(R), “Share-Based Payment.” FASB Statement No. 123(R) revises FASB Statement No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB No. 25, “Accounting for Stock Issued to Employees”. The Statement focuses primarily on accounting for transactions in which a company exchanges its equity instruments for employee services. The Statement requires that the fair value of the equity instruments (as determined on the grant date of the award) be recognized as compensation cost over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The Statement’s provisions are to be applied to new awards and to awards modified, repurchased, or cancelled after the required effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the required effective date shall be recognized as the requisite service is rendered on or after the required effective date. FASB Statement No. 123(R) is effective as of the beginning of the first annual reporting period beginning on or after June 15, 2005; thus, the Corporation will adopt the Statement beginning in the quarter ending March 31, 2006.

As of August 31, 2005, the Board of Directors decided to vest all options that were outstanding and unvested as of that date. All outstanding unvested options as of that date were out-of-the money. See Note A.15 and Note L for additional information. At this time, the Board of Directors is evaluating its alternatives for using stock-based compensation in the future and as of the date of this report, has made no decisions. With the current vesting of all outstanding options, the adoption of FASB Statement No. 123(R) will not have an impact on the Corporation’s future results of operations unless the Board of Directors makes additional grants under the current plans or under any new stock-based compensation plans adopted by shareholders.

In March 2004, the Emerging Issues Task Force (“EITF”) reached consensus on Issue 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” EITF Issue 03-01 includes new guidance for evaluating and recording impairment losses on debt and equity investments, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. This Issue specifically addresses whether an investor has the ability and intent to hold an investment until recovery. In addition, Issue 03-01 contains disclosure requirements that provide useful information about impairments that have not been recognized as other-than-temporary. The FASB deferred the effective date of the Issue’s guidance on how to evaluate and recognize an impairment loss that is other-than-temporary; however, the disclosure guidance is effective for fiscal years ending after December 15, 2003. On November 3, 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” This issuance nullifies the specific requirements outlined in Issue 03-01 for determining whether an investment’s impairment is other-than-temporary and references existing other-than-temporary impairment guidance. It carries forward the disclosure requirements and requirements relating to cost-method investments outlined in Issue 03-01. The guidance in FSP FAS 115-1 and FAS 124-1 is effective for reporting periods beginning after December 15, 2005. Because the Corporation is already complying with existing other-than-temporary impairment guidance and has implemented the disclosure requirements of Issue 03-01, this pronouncement will not have an impact on the Corporation’s financial position or future results of operations. See Note C for applicable disclosures.

In May 2005, the FASB issued Statement No. 154, entitled “Accounting Changes and Error Correction.” This Statement provides guidance on the accounting for and reporting of accounting changes and error corrections. This Statement will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

NOTE B—ACQUISITION

Following the close of business on March 31, 2004, the Corporation acquired Enterprise, the parent company of ENB, in a business combination accounted for under the purchase method of accounting. ENB was a national bank that operated three banking offices in Memphis, Tennessee. The acquisition allowed the Corporation to expand its business into the rapidly growing east Memphis, Germantown and Collierville, Tennessee and Desoto County, Mississippi markets. The acquisition was valued at $55.2 million. Each shareholder of Enterprise stock received $48 per share, for total cash of $47.7 million. Additionally, the Corporation purchased most of the outstanding options for common stock of Enterprise for the difference between the grant price of the options and $48 for each share subject to the option. This amounted to an additional $5.2 million.

Three of the option holders converted their options into options to purchase approximately 39,000 shares of the Corporation’s common stock, with an intrinsic value of $354,000. The acquisition price also included direct costs totaling approximately $2.0 million, that consisted of investment banking fees, legal fees, severance arrangements and other professional costs.

The assets and liabilities of Enterprise were recorded on the balance sheet at their respective fair market values as of the closing date. The results of Enterprise’s operations are included in the Corporation’s Consolidated Statements of Income from April 1, 2004.

The following table summarizes the allocation of the purchase price to assets and liabilities acquired on April 1, 2004 (In thousands):

Cash and cash equivalents	$9,613
Securities	59,453
Loans	214,708
Less allowance for loan losses	(4,547)

Net loans	210,161
Premises and equipment	2,994
Goodwill	33,496
Core deposit intangible	5,461
Other assets	8,363

$329,541

Deposits	$229,314
Borrowed funds	36,510
Other liabilities	8,490
Equity	55,227

$329,541

Goodwill resulting from the acquisition is not deductible for income tax reporting purposes.

The Corporation’s unaudited pro forma summarized results of operations for the years ended December 31, 2004 and 2003 assuming Enterprise had been acquired as of January 1, 2003 are as follows:

	Years Ended December 31,
	2004	2003
	(In thousands)
Interest income	$66,058	$65,246
Interest expense	22,451	24,146

Net interest income	43,617	41,100
Provision for loan losses	4,812	3,185
Noninterest income	20,498	23,312
Noninterest expense	44,814	44,826

Income before income taxes	14,489	16,401
Provision for income taxes	3,125	3,670

Net income before extraordinary items	11,364	12,731
Loss from discontinued operations	232	242
Income tax benefit from discontinued operations	(89)	(75)

Net income from continuing operations	$11,221	$12,564

Earnings per share:
Basic:
Income from continuing operations	$1.39	$1.56
Discontinued operations	(0.02)	(0.02)

Net income	$1.37	$1.54

Diluted:
Income from continuing operations	$1.39	$1.55
Discontinued operations	(0.02)	(0.02)

Net income	$1.37	$1.53

The unaudited pro forma statements of operation presented are not necessarily indicative of the results of operations that would have resulted had the merger been consummated at the beginning of each of the periods indicated, nor are they necessarily indicative of the results of operations anticipated in future periods. For the purposes of preparing the pro forma statements of operation, the Corporation has not taken into account any adjustments on a pro rata basis or otherwise to reflect anticipated cost savings, revenue enhancements or operating synergies. There have been, however, pro forma adjustments to interest expense to reflect the borrowings incurred to fund the purchase of Enterprise as well as pro-rata amortization related to the purchase accounting adjustments to investment securities, fixed assets and borrowings to fair market value following the close of business on March 31, 2004. There is also a pro rata adjustment reflected to show a proportionate share of amortization on the core deposit intangible. The core deposit intangible of $5.5 million is being amortized using an accelerated method of amortization over a ten-year life. These results also include certain costs incurred by Enterprise totaling $1.3 million, net of taxes, in the three months ended March 31, 2004, which related to the Corporation’s acquisition of Enterprise.

As of the closing date, the Corporation recorded a $1.8 million integration liability. The Corporation’s integration plan was completed as of December 31, 2004. Reconciliation of the integration liability, as of December 31, 2004 and 2005, is as follows:

	Termination Fees/Contract Write-offs	Severance Payments	Finder’s Fee	Total
	(In thousands)
Balance at acquisition	$320	$917	$531	$1,768
Cash payments	(317)	(917)	(531)	(1,765)

Balance at December 31, 2004	3	—	—	3
Cash payments	(3)			(3)
Balance at December 31, 2005	$—	$—	$—	$—

NOTE C – SECURITIES

A summary of amortized cost and estimated fair value of securities available-for-sale and securities held-to-maturity at December 31, 2005 and 2004, follows:

	December 31, 2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)
Securities available-for-sale:
U. S. Treasury securities	$299	—	$3	$296
Obligations of other U. S. government agencies	46,034	2	534	45,502
Obligations of states and municipal subdivisions	86,831	160	1,615	85,376
Mortgage-backed securities	270,179	115	8,603	261,691
Equity securities	15,138	—	2,895	12,243
Other securities	2,344	80	—	2,424

	$420,825	$357	$13,650	$407,532

Securities held-to-maturity:
Obligations of states and municipal subdivisions	$23,755	$1,926	—	$25,681

	December 31, 2004
	(In thousands)
Securities available-for-sale:
U. S. Treasury securities	$299	—	$2	$297
Obligations of other U. S. government agencies	2,198	—	7	2,191
Obligations of states and municipal subdivisions	97,287	612	1,560	96,339
Mortgage-backed securities	314,787	1,156	2,982	312,961
Equity securities	14,999	—	4,475	10,524
Other securities	4,034	146	—	4,180

	$433,604	$1,914	$9,026	$426,492

Securities held-to-maturity:
Obligations of states and municipal subdivisions	$25,445	$2,293	$10	$27,728

The scheduled maturities of securities available-for-sale and securities held-to-maturity at December 31, 2005, are as follows:

	Available-for-Sale		Held-to-Maturity
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(In thousands)
Due in one year or less	$7,777	$7,812	$255	$259
Due after one year through five years	42,676	42,411	557	569
Due after five years through ten years	38,804	38,220	372	400
Due after ten years	46,160	45,155	22,571	24,453
Mortgage-backed securities and other securities	285,317	273,934	—	—

	$420,734	$407,532	$23,755	$25,681

Gross gains of $179,000, $223,000, and $1,385,000, and gross losses of $20,000, $163,000, and $9,000 were realized on securities available-for-sale in 2005, 2004, and 2003, respectively.

In 2004, the Corporation sold securities classified as held-to-maturity that were pre-refunded and were within one year of maturity. The carrying value of the securities sold totaled $7,726,954 and the realized gain was $163,000.

Securities with a carrying value of $315,188,000 and $265,764,000 at December 31, 2005 and 2004, respectively, were pledged to secure public and trust deposits, FHLB borrowings, repurchase agreements and for other purposes as required or permitted by law.

The details concerning securities classified as available-for-sale with unrealized losses as of December 31, 2005 and 2004, were as follows:

	Losses < 12 Months		Losses 12 Months or >		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In thousands)
2005
U. S. Treasury securities	$—	$—	$199	$3	$199	$3
Obligations of other U.S. government agencies	41,770	534	—	—	41,770	534
Obligations of states and municipal subdivisions	40,801	717	28,529	898	69,330	1,615
Mortgage-backed securities	132,031	3,250	117,555	5,353	249,586	8,603
Equity securities	—	—	12,105	2,895	12,105	2,895

	$214,602	$4,501	$158,388	$9,149	$372,990	$13,650

2004
U. S. Treasury securities	$—	$—	$99	$2	$99	$2
Obligations of other U.S. government agencies	1,692	7	—	—	1,692	7
Obligations of states and municipal subdivisions	55,955	1,556	243	4	56,198	1,560
Mortgage-backed securities	122,046	1,097	58,955	1,885	181,001	2,982
Equity securities	—	—	10,525	4,475	10,525	4,475

	$179,693	$2,660	$69,822	$6,366	$249,515	$9,026

There were no securities classified as held-to-maturity with unrealized losses as of December 31, 2005. The details concerning securities classified as held-to-maturity with unrealized losses as of December 31, 2004 were as follows:

	Losses < 12 Months		Losses 12 Months or >		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In thousands)
Obligations of states and municipal subdivisions	$—	$—	$990	$10	$990	$10

As of December 31, 2005, approximately 67% of the number of securities in the investment portfolio reflected an unrealized loss. Management does not believe any individual security with an unrealized loss as of December 31, 2005 is other-than-temporarily impaired. The Corporation believes that the deterioration in value is attributable to changes in market interest rates and not to the credit quality of the issuer. The Corporation also has the ability to hold these securities until such time as the value recovers or the securities mature.

NOTE D – LOANS

Loans outstanding include the following types:

	December 31,
	2005	2004
	(In thousands)
Commercial, financial and agricultural	$209,017	$155,858
Real estate – construction	143,729	119,637
Real estate – mortgage	457,453	478,792
Installment loans to individuals	40,825	57,599
Lease financing receivables	2,129	2,740
Overdrafts	743	1,111
Net deferred costs and fees, premiums and discounts	712	895
Other	6,036	11,931

	860,644	828,563
Allowance for loan losses	(9,312)	(10,914)

	$851,332	$817,649

The loan portfolio includes lease financing receivables consisting of direct financing leases on equipment. The components of the investment in lease financing at December 31 follow:

	2005	2004
	(In thousands)
Lease payments receivable	$375	$1,036
Estimated residual value of leased assets	1,825	1,884

Gross investment	2,200	2,920
Unearned income	(71)	(180)

Net investment	$2,129	$2,740

At December 31, 2005, the minimum future lease payments to be received were as follows:

Year	Amount
(In thousands)
2006	$92
2007	283
2008	—
2009	—
2010	—
2011 and After	—

$375

Transactions in the allowance for loan losses are summarized as follows:

	Years Ended December 31,
	2005	2004	2003
	(In thousands)
Balance at beginning of year	$10,914	$6,181	$6,029
Allowance of acquired entity	—	4,547	—

	10,914	10,728	6,029

Additions:
Provision for loan losses charged to operating expense	2,128	3,522	2,770
Recoveries of loans previously charged off	890	774	616

	3,018	4,296	3,386

Deductions:
Loans charged off	4,620	4,110	3,137
Allowance applicable to finance company loans sold	—	—	97

	4,620	4,110	3,234

Balance at end of year	$9,312	$10,914	$6,181

In 2005, the Corporation expanded its definition of impaired loans to mirror the definition outlined in FASB Statement No. 114, “Accounting by Creditors for Impairment of a Loan.” At December 31, 2005 and 2004, the recorded investment in loans considered to be impaired totaled approximately $10,544,000 and $4,077,000, respectively. The allowance for loan losses related to these loans approximated $1,293,000 and $2,233,000 at December 31, 2005 and 2004, respectively. The average recorded investment in impaired loans during the years ended December 31, 2005 and 2004 was approximately $5.8 million and $4.7 million, respectively. For the years ended December 31, 2005 and 2004, the amount of income recognized on impaired loans was immaterial. At December 31, 2005 and 2004, nonaccrual loans amounted to approximately $538,000 and $3,115,000, respectively, and loans past due ninety days or more and still accruing interest amounted to approximately $2,076,000 and $1,399,000, respectively.

Generally, mortgage loans are originated in amounts up to 80% of the appraised value or selling price of the property. However, certain loans may allow the borrower to borrow more than 80% of the appraised value, often without buying private mortgage insurance, therefore subjecting the Corporation to greater credit risk. The amount of residential mortgage loans with loan-to-value ratios greater than 80% as of December 31, 2005 was approximately $4,427,000.

NOTE E – PREMISES AND EQUIPMENT

Premises and equipment are stated at cost, less accumulated depreciation and amortization as follows:

	Estimated Useful Life In Years	December 31,
		2005	2004
	(In thousands)
Premises:
Land	—	$4,391	$4,395
Buildings, construction and improvements	10 - 50	20,542	19,345

		24,933	23,740
Equipment	3 - 10	11,824	11,143

		36,757	34,883
Less accumulated depreciation and amortization		(17,514)	(16,274)

		$19,243	$18,609

The amount charged to operating expenses for depreciation was $2,259,000 for 2005, $2,127,000 for 2004, and $1,727,000 for 2003.

NOTE F—DEPOSITS

The aggregate amount of time deposits in denominations of $100,000 or more as of December 31, 2005 and 2004 was $250,100,000 and $253,738,000, respectively.

At December 31, 2005, the scheduled maturities of time deposits included in interest-bearing deposits are as follows:

Year	Amount
(In thousands)
2006	$413,183
2007	66,971
2008	11,402
2009	5,436
2010	7,920
Thereafter	4,821

NOTE G—BORROWED FUNDS

Federal funds purchased and securities sold under agreements to repurchase, excluding the term repurchase transaction discussed in the following paragraph, generally mature within one to seven days from the transaction date. Securities underlying the repurchase agreements remain under the control of the Corporation.

On September 26, 2005, the Corporation entered into a $25 million structured repurchase transaction. This transaction was a standard repurchase transaction with a 4% embedded floor and a three-year term. The transaction was priced at three month LIBOR plus 24 basis points and reprices every three months. This derivative instrument was accounted for as an embedded derivative under FASB Statement No. 133.

Information concerning federal funds purchased and securities sold under agreements to repurchase is summarized as follows:

	2005	2004
	(Dollars in thousands)
Balance at year end	$58,571	$26,799
Average balance during the year	33,574	30,490
Average interest rate during the year	2.35%	0.92%
Maximum month-end balance during the year	$58,571	$44,281

Repurchase agreements are treated as collateralized financing obligations and are reflected as a liability in the consolidated financial statements.

On December 30, 2003, the Corporation issued $30,928,000 of floating rate junior subordinated deferrable interest debentures to the NBC Capital Corporation (MS) Statutory Trust I (“Trust”), a Connecticut business trust, in which the Corporation owns all of the common equity. The debentures are the sole asset of the Trust. The net proceeds received by the Corporation from the issuance of the debentures were used for the Enterprise acquisition. The Trust issued $30,000,000 of Trust Preferred Securities (“TPSs”) to investors. The Corporation’s obligations under the debentures and related documents, taken together, constitute a full and unconditional guarantee by the Corporation of the Trust’s obligations under the TPSs. The TPSs are redeemable at the Corporation’s option on December 30, 2008, or earlier in the event the deduction of related interest for federal income taxes is prohibited, treatment as Tier I capital is no longer permitted, or certain other contingencies arise.

Thereafter, the TPSs may be redeemed in whole or in part on any interest payment date. The TPSs must be redeemed upon maturity of the debentures in 2033. Interest on the debentures and TPSs is the three month London Interbank Offer Rate (“LIBOR”) plus 2.85% and is payable quarterly.

With the acquisition of Enterprise, the Corporation assumed the liability for an additional $6.2 million in subordinated debentures issued to support TPSs. As a result, the Corporation became the sole shareholder of Enterprise (TN) Statutory Trust I, a Connecticut business trust. The original issue date on these TPSs and subordinated debentures was December 19, 2002 and the maturity date is December 19, 2032. These securities can also be redeemed in whole or in part at any interest payment date after December 19, 2007. The interest rate on these debentures and TPSs is three-month LIBOR plus 325 basis points, and adjusts quarterly. Interest is payable on a quarterly basis.

In accordance with FASB Interpretation No. 46R, neither of the above-referenced trusts are consolidated into the financial statements of the Corporation.

Other borrowed funds consisted of the following at December 31:

	2005	2004
	(Dollars in thousands)
FHLB advances	$95,481	$131,001
Treasury tax and loan note	2,341	1,402

	$97,822	$132,403

Advances due to the FHLB consist of both monthly amortized and term borrowings with maturity dates ranging from January 2006 through August 2012. Interest is payable monthly at rates ranging from 2.85% to 5.95%. Advances due to the FHLB are collateralized by FHLB stock, a blanket lien on first mortgage loans in the amount of the outstanding borrowings, and certain securities in the amount of $49,015,000. FHLB advances available and unused at December 31, 2005, totaled $14.6 million. The treasury tax and loan note generally matures within one to sixty days from the transaction date. Interest is paid at an adjustable rate as set by the U. S. Government.

Annual principal repayment requirements on FHLB borrowings at December 31, 2005, are as follows:

Year	Amount
(In thousands)
2006	$29,457
2007	14,948
2008	13,361
2009	7,853
2010	18,662
Thereafter	9,841

On December 16, 2005, the Corporation entered into a revolving credit agreement (the “Agreement”) that provides the Corporation with access to borrow up to $30 million. These borrowings may be used to finance acquisitions and for other general corporate purposes, provided that the borrowings used for purposes other than acquisitions do not exceed $15 million. Interest on each borrowing will be paid at the lender’s base rate or at LIBOR, plus 1.25% annually. The Corporation will also pay a commitment fee, accruing at the annual rate of 0.10%, on the daily amount of the unused commitment. Borrowings are contingent on the Corporation’s ability to maintain various operational and financial covenants. The Agreement expires on December 16, 2007. The Corporation has pledged 605,000 shares of Cadence stock as collateral for these borrowings and has covenanted to pledge shares with a minimum book value of $75 million. The Corporation had no outstanding borrowings under the Agreement as of December 31, 2005.

NOTE H – OTHER ASSETS AND OTHER LIABILITIES

Other assets and other liabilities at December 31, 2005 and 2004, consisted of the following:

	December 31,
	2005	2004
	(In thousands)
Other assets:
Cash surrender value of life insurance	$20,920	$20,039
Deferred income tax benefits	6,826	3,633
Prepaid pension	3,699	3,481
Other real estate	5,131	4,463
Prepaid expenses and other	4,985	8,180

	$41,561	$39,796

Other liabilities:
Dividends payable	$2,043	$1,959
Accrued expenses	6,111	6,081
Minority interest in subsidiary	—	1,750
Other	3,350	435

	$11,504	$10,225

NOTE I—COMPREHENSIVE INCOME

In the calculation of comprehensive income, certain reclassification adjustments are made to avoid double counting amounts that are displayed as part of net income for a period that also had been displayed as part of other comprehensive income. The disclosures of the reclassification amounts are as follows:

	Years Ended December 31,
	2005	2004	2003
	(In thousands)
Net change in unrealized gains (losses):
Net unrealized gains (losses) on securities available-for-sale	$(5,972)	$(4,590)	$(7,172)
Reclassification adjustment for (gains) losses on securities available-for-sale	(159)	(70)	(1,376)

Net change in unrealized gains (losses) on securities available-for-sale before tax	(6,131)	(4,660)	(8,548)

Income tax:
Net unrealized gains (losses) on securities available-for-sale	2,284	1,756	2,437
Reclassification adjustment for (gains) losses on securities available-for-sale	61	26	493

Total income tax	2,345	1,782	2,930

	$(3,786)	$(2,878)	$(5,618)

NOTE J – INCOME TAXES

The provision for income taxes including the tax effects of securities transactions (2005—$61,000; 2004—$85,000; 2003—$516,000) is as follows:

	Years Ended December 31,
	2005	2004	2003
	(In thousands)
Current:
Federal	$3,873	$2,530	$2,951
State	812	710	782
Deferred (credits)	(163)	517	759

	$4,522	$3,757	$4,492

The difference between the total expected tax expense at the federal tax rate and the reported income tax expense is as follows:

	Years Ended December 31,
	2005	2004	2003
	(In thousands)
Tax on income before income taxes	$6,397	$5,459	$6,126
Increase (decrease) resulting from:
Tax-exempt income	(2,100)	(1,937)	(2,170)
Nondeductible expenses	335	271	211
State income taxes, net of federal benefit	528	468	516
Tax credits	(678)	(172)	(122)
Other, net	40	(332)	(69)

	$4,522	$3,757	$4,492

The components of the net deferred tax included in the consolidated balance sheets are as follows:

	December 31,
	2005	2004
	(In thousands)
Deferred tax assets:
Allowance for loan losses	$3,585	$4,055
Unrealized loss on securities available-for-sale	5,161	2,722
Deferred compensation	1,249	1,178
Other	1,878	933

Total deferred tax assets	11,873	8,888

Deferred tax liabilities:
Premises and equipment	$(625)	$(780)
FHLB stock	(851)	(1,038)
Core deposit intangible premium	(1,193)	(1,648)
Pension	(1,418)	(1,298)
Other	(1,551)	(491)

Total deferred tax liabilities	(5,638)	(5,255)

Net deferred tax asset	$6,235	$3,633

NOTE K—GOODWILL AND OTHER INTANGIBLE ASSETS

The following table summarizes goodwill and intangible assets at December 31:

	2005	2004
	(In thousands)
Core deposit intangible, net of accumulated amortization	$3,098	$4,308
Trademarks, net of accumulated amortization	20	2
Noncompete agreements, net of accumulated amortization	187	—

Total intangible assets	3,305	4,310

Goodwill	36,349	36,349

Total goodwill and intangible assets	$39,654	$40,659

The amortization expense relating to intangible assets was $1,275,000 and $1,153,000 for 2005 and 2004, respectively.

Estimated intangible assets amortization expense for the next five years and thereafter is:

Year	Amount
(In thousands)
2006	$956
2007	718
2008	488
2009	349
2010	264
Thereafter	510

NOTE L—STOCK OPTIONS

The Corporation has Long-Term Compensation Plans that are administered by a committee appointed by the Corporation’s Board of Directors. Employees eligible to receive incentives under these plans are those designated, individually or by groups or categories, by the committee. The plans are nonqualified stock option plans. The number of shares of Corporation common stock that may be issued under these plans cannot exceed 796,300. The committee may grant options to designated employees at an exercise price not less than the fair market value of the common stock at the date of the grant and the number of shares subject to the option must be designated at the grant date. The option term is determined by the committee, but cannot exceed ten years. In June 2001, grants for 112,000 shares were issued at an option price of $20.75 per share; in June 2002, grants for 117,868 shares were issued at an option price of $24.11 per share; in April 2004, grants for 139,187 shares were issued at an option price of $25.18 per share; and in January 2005, grants for 16,300 shares were issued at an option price of $25.28 per share.

Initially, vesting was to be in equal amounts over a four-year period. However, during the third quarter of 2005, the compensation committee of the Board of Directors reviewed the Corporation’s stock option plans and the options outstanding. At the time of the review, all outstanding options that were not vested were out-of-the-money. This situation has existed for much of 2005. In the opinion of the Committee, the options were not achieving their intended purposes of incentive compensation and employee retention. As a result, the Committee recommended to the Board of Directors that all outstanding options be vested to avoid recognizing future expense for options that were not achieving their intended results. At its August 2005 meeting, the Board of Directors voted to vest all outstanding options, effective August 31, 2005.

In accordance with the disclosure requirement of FASB 123, the expense shown for the third quarter ended September 30, 2005 and the year ended December 31, 2005, discloses all of the remaining expense associated with the Corporation’s outstanding options.

On April 1, 2004, the Corporation acquired Enterprise Bancshares, Inc. At the time of the acquisition, Enterprise had outstanding stock options. At the closing of the transaction, the Corporation gave each holder of Enterprise options the choice of selling their options at the difference between the per share transaction price and the exercise price of the options or exchanging the Enterprise options for options to acquire shares of common stock of the Corporation at the appropriate exchange ratio. As a result of this offer, the Corporation issued 16,731 options at an exercise price of $16.14 per share and 22,308 options at an exercise price of $17.21 per share. All options issued by Enterprise became fully vested at the change of control. As a result, all the options issued to the holders of Enterprise options were fully vested and expire between 2010 and 2013. At December 31, 2005, all of these options were outstanding and exercisable.

As discussed in Note A, FASB 123(R), which is effective for the first annual period beginning after June 15, 2005, requires that compensation cost related to share-based payment transactions, including stock options, be recognized in the financial statements. Accordingly, the Corporation will implement the revised standard in the first quarter of 2006. However, as of December 31, 2005, all outstanding options are fully vested and exercisable and therefore, will have no impact on the future earnings of the Corporation.

A summary of the status of the Corporation’s stock option plans for the three years ended December 31, 2005, follows:

	2005		2004		2003
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding, beginning of year	389,568	$22.83	224,534	$22.47	230,892	$22.41
Options granted	16,300	25.28	178,217	23.33	—	—
Options exercised	(11,200)	21.23	(4,500)	20.75	(2,357)	15.46
Options cancelled	(20,405)	24.18	(8,683)	25.18	(4,001)	22.99

Options outstanding, end of year	374,263	22.91	389,568	22.83	224,534	22.47

Options exercisable at end of year	374,263	22.91	174,129	20.96	83,456	21.91

Weighted average fair value of options granted during year	$6.78		$6.89		$—

The following table summarizes information about stock options outstanding at December 31, 2005:

Exercise Price	Number Outstanding	Remaining Contractual Life In Years	Number Exercisable
$20.75	91,900	5.5	91,900
24.11	108,267	6.5	108,595
25.18	118,757	8.7	118,757
16.14	5,577	5.0	5,577
17.21	11,154	6.0	11,154
17.21	11,154	7.0	11,154
16.14	11,154	8.0	11,154
25.28	16,300	9.1	16,300

NOTE M—EMPLOYEE BENEFITS

The following table sets forth the defined benefit plan’s funded status and amounts recognized in the Corporation’s consolidated financial statements at December 31, 2005 and 2004:

	December 31,
	2005	2004
	(Dollars in thousands)
Change in benefit obligation:
Benefit obligation at beginning of year	$12,773	$11,583
Service cost	628	573
Interest cost	718	723
Actuarial loss	370	731
Administrative expenses paid	(76)	(95)
Benefits paid	(1,321)	(742)

Benefit obligation at end of year	$13,092	$12,773

Change in plan assets:
Fair value of plan assets at beginning of year	$11,814	$9,928
Return on plan assets	609	999
Employer contributions	1,024	1,723
Administrative expenses paid	(76)	(94)
Benefits paid	(1,321)	(742)

Fair value of plan assets at end of year	$12,050	$11,814

Funded status	(1,042)	(959)
Unrecognized net actuarial loss	5,505	5,330
Unrecognized prior service cost	(764)	(890)

Prepaid benefit cost	$3,699	$3,481

Weighted average assumptions used to determine benefit obligations at December 31:
Discount rate	5.75%	6.00%
Compensation increase rate	4.00%	4.00%
Measurement date	12/31/2005	12/31/2004
Census date	1/1/2005	1/1/2004

	Years Ended December 31,
	2005	2004	2003
	(Dollars in thousands)
Weighted average assumptions used to determine net periodic benefit cost at December 31:
Discount rate	6.00%	6.50%	6.50%
Expected return on plan assets	7.50%	7.50%	8.50%
Rate of compensation increase	4.00%	4.00%	4.00%
Components of net periodic benefit cost:
Service cost	$628	$573	$550
Interest cost	718	723	687
Expected return on plan assets	(816)	(753)	(736)
Amortization of prior service costs	(126)	(126)	(126)
Recognized net actuarial loss	402	350	272

Net periodic benefit cost	$806	$767	$647

The accumulated benefit obligation for the defined benefit pension plan was $10.1 million and $9.9 million at December 31, 2005 and 2004, respectively.

Retiree benefit payments, which reflect expected future service, are anticipated to be paid as follows:

Year	Amount
(In thousands)
2006	$1,560
2007	1,190
2008	1,647
2009	750
2010	1,054
2011-2015	6,121

Total	$12,322

In determining the expected return on plan assets, the Corporation considers the relative weighting of plan assets, the historical performance of total plan assets, individual asset classes, and economic and other indicators of future performance. In addition, the Corporation may consult with and consider the opinions of financial and other professionals in developing appropriate return benchmarks.

The Corporation’s pension plan weighted-average asset allocations at December 31, 2005 and 2004, by asset category are as follows:

	Plan Assets at December 31,
Asset Category	2005	2004
Equity securities	61%	63%
Debt securities	31%	30%
Cash and cash equivalents	8%	7%

Total	100%	100%

The primary investment objective of the Corporation’s defined benefit pension plan is to maximize total return while accepting and managing a moderate to average degree of risk. The assets are invested in a global growth and income asset allocation model, which seeks to provide long-term growth of capital with a moderate level of current income and a somewhat higher level of principal volatility. The assets are allocated in a target mix of 32% fixed income, 64% equity and 4% money market. The fixed income class is divided between a short-term government bond fund, a core fixed income bond fund, a high-yield bond fund and an international bond fund. The equity class is diversified among large, mid and small cap growth and value stock funds with an emphasis being placed on large cap. There is also an exposure in the international equity market. The diversification among all of the equity sectors is an effort to reduce risk and attempt to generate higher returns. As a result of market conditions and cash contributions by the Corporation, the target percentages may not be achieved at any one point in time.

The Employee Benefit Committee of the Corporation reviews annually the investments of the plan made throughout the year and approves and ratifies the investment model used for the upcoming year. The investments are managed by the Trust Division of the Corporation within the guidelines established by the Committee. It is the intent of management and the Committee to give the investment managers flexibility within the overall parameters designated in the investment model selected by the Committee for the plan.

Equity securities do not include common stock of the Corporation.

The Corporation has until September 15, 2007 to make any necessary cash contributions to the Plan for 2006. There is no requirement to make the contribution by December 31, 2006. However, to maximize funding levels and to take advantage of certain tax benefits, the Corporation expects to deposit to the Plan an amount ranging from the calculated minimum required contribution to the maximum deductible contribution by December 31, 2006. This amount is estimated to be approximately $1,100,000.

No contributions were made to the Corporation’s non-leveraged ESOP in each of the three years ended December 31, 2005. At December 31, 2005, the plan held 367,379 shares of the Corporation’s common stock. Contributions to the 401(k) plan amounted to $472,000 in 2005, $468,000 in 2004, and $402,000 in 2003. Expense for the defined contribution plan totaled $443,000 in 2005, $467,000 in 2004 and $392,000 in 2003.

The accrued liability for the index retirement and deferred compensation plans was $4,378,000 and $3,129,000 at December 31, 2005 and 2004, respectively. The amounts recognized in compensation expense were $204,000, $541,000 and $356,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

NOTE N—TREASURY STOCK

Shares held in treasury totaled 1,442,095 at December 31, 2005, and 1,453,295 at December 31, 2004. Upon the exercise of stock options, 11,200, 4,500, and 2,357 treasury shares were issued in 2005, 2004, and 2003, respectively.

NOTE O – RELATED PARTY TRANSACTIONS

In the normal course of business, loans are made to directors and executive officers and to companies in which they have a significant ownership interest. In the opinion of management, these loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other parties, are consistent with sound banking practices, and are within applicable regulatory and lending limitations. The activity in loans to current directors, executive officers, and their affiliates during 2005 and 2004 is summarized as follows:

	December 31,
	2005	2004
	(In thousands)
Loans outstanding at beginning of year	$33,235	$20,140
New loans	17,284	18,110
Repayments	(36,323)	(5,015)

Loans outstanding at end of year	$14,196	$33,235

Also, in the normal course of business, the Corporation and its subsidiaries enter into transactions for services with companies and firms whose principals are directors and shareholders.

NOTE P—REGULATORY MATTERS

Any dividends paid by the Corporation are provided from dividends received from its subsidiary bank. Under regulations controlling national banks, the payment of any dividends by a bank without prior approval of the Comptroller of the Currency is limited to the current year’s net profits (as defined by the Comptroller of the Currency) and retained net profits of the two preceding years.

The Corporation and its subsidiary bank are subject to regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and its subsidiary bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgment by regulators about components, risk weightings, and other related factors.

To ensure capital adequacy, quantitative measures have been established by regulators that require the Corporation and its bank subsidiary to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined) to risk-weighted assets (as defined), and of Tier I capital to adjusted average total assets (leverage). Management believes, as of December 31, 2005, that the Corporation and its subsidiary bank exceed all capital adequacy requirements.

For 2004, both of the Corporation’s subsidiary banks were categorized by regulators as well-capitalized under the regulatory framework for prompt corrective action. For 2005, Cadence was categorized as well-capitalized. A financial institution is considered to be well-capitalized if it has a total risk-based capital ratio of 10% or more, has a Tier I risk-based capital ratio of 6% or more, and has a Tier I leverage capital ratio of 5% or more. There are no conditions or anticipated events that, in the opinion of management, would change the categorization.

The actual capital amounts and ratios are presented in the following table. No amount was deducted from capital for interest-rate risk exposure.

	NBC Capital Corporation (Consolidated)		NBC/Cadence		ENB
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
December 31, 2005:
Total risk-based	$128,890	13.4%	$124,832	13.0%	N/A	N/A
Tier I risk-based	119,578	12.5%	115,520	12.0%	N/A	N/A
Tier I leverage	119,578	8.7%	115,520	8.4%	N/A	N/A
December 31, 2004:
Total risk-based	$124,194	13.4%	$90,544	13.5%	$27,310	10.6%
Tier I risk-based	113,280	12.2%	84,764	12.6%	24,091	9.4%
Tier I leverage	113,280	8.2%	84,764	7.8%	24,091	7.9%

The minimum amounts of capital and ratios as established by banking regulators are as follows:
December 31, 2005:
Total risk-based	$76,868	8.0%	$76,765	8.0%	N/A	N/A
Tier I risk-based	38,434	4.0%	38,383	4.0%	N/A	N/A
Tier I leverage	55,152	4.0%	55,263	4.0%	N/A	N/A
December 31, 2004:
Total risk-based	$74,154	8.0%	$53,688	8.0%	$20,449	8.0%
Tier I risk-based	37,077	4.0%	26,844	4.0%	10,224	4.0%
Tier I leverage	55,443	4.0%	43,286	4.0%	12,234	4.0%

The Corporation is required to maintain average reserve balances in the form of cash or deposits with the Federal Reserve Bank. The reserve balance varies depending upon the types and amounts of deposits. At December 31, 2005 and 2004, the required reserve balance on deposit with the Federal Reserve Bank was approximately $2,060,000 and $625,000, respectively.

NOTE Q—COMMITMENTS AND CONTINGENT LIABILITIES

The consolidated financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of banking business and which involve elements of credit risk, interest rate risk, and liquidity risk. The commitments and contingent liabilities are commitments to extend credit, credit card lines, and standby letters of credit. Such financial instruments are recorded when they are funded. A summary of commitments and contingent liabilities at December 31, 2005 and 2004, is as follows:

	Contractual Amount December 31,
	2005	2004
	(In thousands)
Commitments to extend credit	$202,771	$175,155
Standby letters of credit	10,701	7,621

Commitments to extend credit and letters of credit include some exposure to credit loss in the event of nonperformance of the customer. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. The credit policies and procedures for such commitments are the same as those used for lending activities. Because these instruments have fixed maturity dates and because a number expire without being drawn upon, they generally do not present any significant liquidity risk. No significant losses on commitments were incurred during the three years ended December 31, 2005, nor are any significant losses as a result of these transactions anticipated.

The Corporation leases various premises and equipment under operating leases. At December 31, 2005, future minimum rental commitments are as follows:

Year	Amount
(In thousands)
2006	$670
2007	509
2008	467
2009	411
2010	127
Thereafter	1,382

Rental expense for premises and equipment for the years ended December 31, 2005, 2004 and 2003, was $818,000, $691,000, and $456,000, respectively.

The Corporation is a defendant in various pending and threatened legal actions arising in the normal course of business. In the opinion of management, based upon the advice of legal counsel, the ultimate disposition of these matters will not have a material effect on the Corporation’s consolidated financial statements.

NOTE R – CONCENTRATIONS OF CREDIT

Most of the loans, commitments and letters of credit have been granted to customers in the Corporation’s market areas. Generally, such customers are also depositors. Investments in state and municipal securities also involve governmental entities within the Corporation’s market areas. The concentrations of credit by type of loan are set forth in Note D. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Letters of credit were granted primarily to commercial borrowers.

NOTE S—SUPPLEMENTAL CASH FLOW INFORMATION

	Years Ended December 31,
	2005	2004	2003
	(In thousands)
Cash paid during the year for:
Interest	$27,425	$21,071	$18,251
Income taxes, net of refunds	1,555	3,586	4,317
Non-cash activities:
Transfers of loans to other real estate	637	2,764	1,415

NOTE T—DISCLOSURE ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments is made in accordance with FASB Statement No. 107, “Disclosures About Fair Value of Financial Instruments.” The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents – For such short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities – For securities held as investments, fair value equals market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. The fair value of other securities, which consist of FHLB stock and Federal Reserve Bank stock, is estimated to be the carrying value, which is par.

Loans – The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits – The fair values of demand deposits are, as required by Statement No. 107, equal to the carrying value of such deposits. Demand deposits include noninterest-bearing demand deposits, savings accounts, NOW accounts, and money market demand accounts. The fair value of variable rate term deposits, those repricing within six months or less, approximates the carrying value of these deposits. Discounted cash flows have been used to value fixed rate term deposits and variable rate term deposits repricing after six months. The discount rate used is based on interest rates currently being offered on comparable deposits as to amount and term.

Short-Term Borrowings – The carrying value of any federal funds purchased, securities sold under agreements to repurchase and other short-term borrowings approximates their carrying values.

FHLB and Other Borrowings – The fair value of the fixed rate borrowings is estimated using discounted cash flows, based on current incremental borrowing rates for similar types of borrowing arrangements. The carrying amount of any variable rate borrowings approximates their fair values.

Subordinated Debentures – The subordinated debentures bear interest at a variable rate and the carrying value approximates the fair value.

Off-Balance Sheet Instruments – Fair values of off-balance sheet financial instruments are based on fees charged to enter into similar agreements. However, commitments to extend credit do not represent a significant value until such commitments are funded or closed. Management has determined that these instruments do not have a distinguishable fair value and no fair value has been assigned.

	December 31, 2005		December 31, 2004
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In thousands)
Financial Instruments:
Assets:
Cash and cash equivalents	$43,122	$43,122	$49,427	$49,427
Securities available-for-sale	407,532	407,532	426,492	426,492
Securities held-to-maturity	23,755	25,681	25,445	27,728
Other securities	11,153	11,153	13,833	13,833
Loans	851,332	843,670	817,649	813,970
Liabilities:
Noninterest-bearing deposits	167,023	167,023	152,868	152,868
Interest-bearing deposits	954,661	924,780	963,505	926,793
Federal funds purchased and securities sold under agreements to repurchase	58,571	58,571	26,799	26,799
Subordinated debentures	37,114	37,114	37,114	37,114
FHLB and other borrowings	97,822	97,934	132,403	131,803

NOTE U – CONDENSED PARENT COMPANY STATEMENTS

Balance sheets as of December 31, 2005 and 2004, and statements of income and cash flows for the years ended December 31, 2005, 2004 and 2003, of NBC Capital Corporation (parent company only) are presented below:

BALANCE SHEETS

	December 31,
	2005	2004
	(In thousands)
Assets
Cash and cash equivalents	$2,900	$905
Investment in and advances to subsidiaries	152,361	152,134
Other assets	1,436	1,273

	$156,697	$154,312

Liabilities and Shareholders’ Equity
Dividends payable and other liabilities	$2,599	$2,432
Subordinated debentures	37,114	37,114
Shareholders’ equity	116,984	114,766

	$156,697	$154,312

STATEMENTS OF INCOME
	Years Ended December 31,
	2005	2004	2003
	(In thousands)
Dividends from subsidiaries	$9,006	$34,134	$9,123
Other	14	153	11

Total income	9,020	34,287	9,134
Total expense	2,660	2,065	371

Income before income taxes and equity in undistributed earnings of subsidiaries	6,360	32,222	8,763
Income tax benefit	1,025	724	132

Income before equity in undistributed earnings of subsidiaries	7,385	32,946	8,895
Equity in undistributed earnings of subsidiaries in excess of (less than) dividends	6,369	(20,647)	4,630

Net income	$13,754	$12,299	$13,525

STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2005	2004	2003
	(In thousands)
Cash Flows From Operating Activities
Net income	$13,754	$12,299	$13,525
Equity in subsidiaries’ earnings in excess of (less than) dividends	(6,369)	20,647	(4,630)
Other, net	2,276	(2,438)	(749)

Net cash provided by operating activities	9,661	30,508	8,146

Cash Flows From (Used In) Investing Activities
Investment in statutory trust	—	—	(928)
Purchase of subsidiary	—	(52,827)	—
Liquidation of subsidiary	—	185	—

Net cash used in investing activities	—	(52,642)	(928)

Cash Flows From (Used In) Financing Activities
Dividends paid on common stock	(7,921)	(7,837)	(7,359)
Acquisition of stock	—	(346)	(430)
Proceeds from issuance of subordinated debentures	—	—	30,928
Other, net	255	94	37

Net cash provided by (used in) financing activities	(7,666)	(8,089)	23,176

Net increase (decrease) in cash and cash equivalents	1,995	(30,223)	30,394
Cash and cash equivalents at beginning of year	905	31,128	734

Cash and cash equivalents at end of year	$2,900	$905	$31,128

NOTE V – SUMMARY OF QUARTERLY RESULTS OF OPERATIONS AND PER SHARE AMOUNTS (UNAUDITED)

	Three Months Ended
	Mar. 31	June 30	Sept. 30	Dec. 31
	(In thousands, except per share data)
2005
Total interest income	$17,310	$17,770	$18,496	$19,608
Total interest expense	6,125	6,530	7,257	8,058

Net interest income	11,185	11,240	11,239	11,550
Provision for loan losses	635	358	535	600

Net interest income after provision for loan losses	10,550	10,882	10,704	10,950
Total noninterest income, excluding securities gains (losses)	5,233	4,857	5,029	4,657
Securities gains (losses)	(3)	97	59	6
Total noninterest expenses	10,508	11,366	11,137	11,734
Income taxes	1,530	1,131	1,254	607

Net income	$3,742	$3,339	$3,401	$3,272

Per share:
Net income	$0.46	$0.41	$0.42	$0.40
Net income, diluted	0.46	0.41	0.42	0.40
Cash dividends declared	0.24	0.24	0.25	0.25
2004
Total interest income	$12,669	$16,129	$16,466	$17,120
Total interest expense	4,226	5,357	5,698	5,905

Net interest income	8,443	10,772	10,768	11,215
Provision for loan losses	675	805	805	1,237

Net interest income after provision for loan losses	7,768	9,967	9,963	9,978
Total noninterest income, excluding securities gains (losses)	4,849	5,096	5,199	4,740
Securities gains (losses)	8	89	33	93
Total noninterest expenses	8,384	11,388	10,938	11,017
Income taxes	1,148	1,103	1,096	410

Net income	$3,093	$2,661	$3,161	$3,384

Per share:
Net income	$0.38	$0.33	$0.39	$0.41
Net income, diluted	0.38	0.33	0.39	0.41
Cash dividends declared	0.24	0.24	0.24	0.24

NOTE W – SUBSEQUENT EVENT

On February 21, 2006, the Corporation filed an application with the Comptroller of the Currency to open a Cadence Bank branch in Williamson County, Tennessee (Nashville MSA). Pending approval, the branch should open late in the first quarter of 2006.

2,400,000 Shares

Common Stock

PROSPECTUS

Keefe, Bruyette & Woods

SunTrust Robinson Humphrey

May 3, 2006